UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐   Form C-U: Progress Update

⬜ Form C/A: Amendment to Offering Statement

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
NexQloud Technologies, Inc.

Legal status of issuer
Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 29, 2024

Physical address of issuer
228 Hamilton Avenue, 3rd Floor, Palo Alto, Silicon Valley, CA 94301

Website of issuer
nexqloud.io

Name of co-issuer
NexQloud CF SPV LLC

Legal status of co-issuer
Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 22, 2025

Physical address of co-issuer
228 Hamilton Avenue, 3rd Floor, Palo Alto, Silicon Valley, CA 94301

Website of co-issuer
nexqloud.io

Name of intermediary through which the Offering will be conducted
DealMaker Securities LLC

CIK number of intermediary
0001872856
SEC file number of intermediary
00870756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $15,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
No

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
Enterprise Bank & Trust

Type of security offered
Common Stock

Target number of Securities to be offered
6,250

Price (or method for determining price)
$1.60

Target offering amount

$10,300.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$2,729,500

Deadline to reach the target offering amount
December 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
15

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$388,991	N/A
Cash & Cash Equivalents	$388,991	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	-$424,028	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky,

Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 22, 2025

FORM C

Up to $2,729,500.00

NexQloud Technologies, Inc.



Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by NexQloud Technologies, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), and its crowdfunding vehicle, NexQloud CF SPV LLC, a Delaware limited liability company (the "Co-Issuer," together with the Company, the "Issuers"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of the Co-Issuer. The Co-Issuer will use the proceeds raised from the sale of such Units to fund its purchase of the Company's Common Stock. As described more fully below, in purchasing the Co-Issuer's Units, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's Common Stock on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "Securities Act"), the Issuers are considered to be co-issuers of the combined offering of the to the Co-Issuer and, in turn, the Units to purchasers thereof (together, the "Offering"), and are providing prospective investors here with information related to both the Company's Common Stock and the Co-Issuer's Units (collectively, the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Issuers intend to raise at least $10,300.00 and up to $2,729,500.00 (inclusive of the Investor Processing Fee, as defined below) from Investors in the Offering. The minimum amount of Securities that can be purchased is $1,030.00 per Investor (which is inclusive of the investor fee and may be waived by the Issuers, in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Issuers, in their sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

The Offering is being made through DealMaker Securities LLC, (the "Intermediary").

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$85.00	$915.00
Ancillary Fees (3)	$30.00	$2.55	$27.45
Aggregate Minimum Offering Amount	$10,300.00	$875.50	$9,424.50
Aggregate Maximum Offering Amount	$2,729,500.00.00	$232,007.50	$2,497,492.50

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

(2) In addition to the 8.5% commission on cash proceeds received in the Offering, the Intermediary and/or its affiliates will also be paid a $47,500 advance setup fee and $15,000 monthly fee for the use of the platform and marketing services.

(3) Investors will be required to pay a three percent (3%) fee to the Company (the "Investor Processing Fee") at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee and is counted towards the amount the Company is seeking to raise in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at nexqloud.io no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 22, 2025.

The Issuers have certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND

RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

ENTERPRISE BANK & TRUST, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR 'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements mayinclude words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Issuers' website at: nexqloud.io

The Company and the Co-Issuer (and their predecessors, if any) have not previously failed to company with the ongoing reporting requirements of §227.202.

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:
1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300

holders of record;

4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) liquidate or dissolve their business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuers do not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

NexQloud Technologies, Inc. (the "Company") is a Delaware corporation, formed on January 29, 2024.

The Company is located at 228 Hamilton Avenue, 3rd Floor, Palo Alto, Silicon Valley, CA 94301.

The Company's website is nexqloud.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

NexQloud CF SPV LLC (the "Co-Issuer") is a Delaware limited liability company, formed on October 22, 2025.

The Co-Issuer is located at 228 Hamilton Avenue, 3rd Floor, Palo Alto, Silicon Valley, CA

94301. The Co-Issuer's website is nexqloud.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

NexQloud leverages a decentralized cloud computing model to offer scalable, cost-effective containerized cloud services to small and medium-sized businesses, generating revenue through subscription-based fees and pay-per-use billing for computational resources.

The Company's Offering

Minimum amount of shares of Common Stock being offered	6,250 *
Total shares of Common Stock outstanding after Offering (if Minimum Amount reached)	25,006,250 *
Maximum amount of shares of Common Stock being offered	1,656,250 *
Total shares of Common Stock outstanding after Offering (if Maximum Amount reached)	26,656,250 *
Purchase price per Security	$1.60
Minimum investment amount per investor	$1,030.00 **
Offering deadline	December 31, 2026
Use of proceeds	See the description of the use of proceeds on page 46 hereof.

Voting Rights	See the description of the voting rights on page 56 hereof.

* Does not include Bonus Shares (please see the "Investment Bonuses" section of this Form C)

** This includes the Investor Processing Fee of three percent (3%) charged to each Investor by the Company.

The Co-Issuer's Offering

Minimum amount of Units being offered	6,250 *
Total Units outstanding after Offering (if Minimum Amount reached)	6,250 *
Maximum amount of Units being offered	1,656,250 *
Total Units outstanding after Offering (if Maximum Amount reached)	1,656,250 *
Purchase price per Security	$1.60
Minimum investment amount per investor	$1,030.00 **
Offering deadline	December 31, 2026
Use of proceeds	See the description of the use of proceeds on page 46 hereof.
Voting Rights	See the description of the voting rights on page 56 hereof.

* Does not include Bonus Shares (please see the "Investment Bonuses" section of this Form C)

* This includes the Investor Processing Fee of three percent (3%) charged to each Investor by the Company.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on the development of a decentralized cloud computing infrastructure and securing the Maximum Amount to complete its deployment rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 31, 2026, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have very limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on January 29, 2024. Accordingly, we have completed our first period of operating history from incorporation to December 31, 2024. Our proposed operations are subject to all business risks associated with a recently incorporated enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and

maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information

misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by implementing a comprehensive cybersecurity framework. This framework includes the use of end-to-end encryption for data in transit and at rest, regular security audits and penetration testing conducted by third-party security experts, strict access controls and authentication measures to limit access to sensitive information, and ongoing staff training on cybersecurity best practices. The expenses associated with protecting our information/ these steps] could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Technology Development Risk: Developing cutting-edge decentralized cloud computing technology and the underlying blockchain infrastructure presents significant challenges.
NexQloud may encounter unforeseen technical hurdles that could delay product launches, increase operational costs, or necessitate additional rounds of financing to achieve desired functionality and performance standards. These technical issues could stem from the complexity of integrating blockchain with cloud computing, ensuring high availability and reliability, or scaling the platform to accommodate growth.

Regulatory Compliance Risk: The rapidly evolving regulatory landscape for blockchain technologies and token-based rewards systems presents a significant compliance challenge.
NexQloud operates in a field subject to scrutiny regarding data security, financial transactions, and token issuance. Changes in regulation, both domestically and internationally, could necessitate substantial adjustments to NexQloud's operational practices, technology deployment, and business model. Compliance failures or delays could result in fines, sanctions, or forced modifications to critical aspects of the business, impacting growth and investor returns.

Market Acceptance Risk: Despite the potential advantages of decentralized cloud computing, there is a risk that the market may be slow to adopt such innovative solutions.
Businesses and individual users accustomed to traditional cloud services might be hesitant to transition to a decentralized model due to concerns over reliability, performance, or security. NexQloud's success is contingent upon convincing stakeholders of the value proposition, reliability, and cost benefits of its platform. Failure to achieve broad market acceptance could limit revenue growth and undermine the Company's financial viability.

Intellectual Property Risk: NexQloud's ability to maintain a competitive edge is partly contingent upon its capacity to protect its proprietary technology, including unique algorithms, software developments, and the specialized blockchain infrastructure that underpins its service offerings.
The failure to secure or defend intellectual property rights, through patents, trademarks, or copyright protections, could expose the Company to competitive pressures, with rivals potentially replicating key innovations. Such scenarios could dilute NexQloud's market standing, impact profitability, and constrain its ability to attract investment for growth.

Token Value Fluctuation Risk: The NXQ tokens, essential to the NexQloud ecosystem for transactions, rewards, and access to services, are subject to the volatile nature of cryptocurrency markets.
Factors such as market sentiment, regulatory changes, and broader economic conditions can lead to significant fluctuations in token value. A substantial decline in the value of NXQ tokens could impact the incentive structure for hardware contributors and users, potentially destabilizing the

ecosystem and affecting the Company's revenue model.

Liquidity Risk of Tokens: NXQ tokens, while integral to the NexQloud platform's operation, may face liquidity challenges on cryptocurrency exchanges.
Restrictions, lack of listing on major exchanges, or low trading volumes can hinder token holders' ability to sell or exchange NXQ tokens readily. This liquidity risk could deter potential contributors and users from participating in the NexQloud ecosystem, impacting its growth and viability.

Economic Dependence on Tokenomics: NexQloud's business model and operational sustainability are intricately linked to the performance and acceptance of NXQ tokens within and beyond its platform.
Dependence on tokenomics places the company at risk of financial instability if there are significant shifts in token valuation, utility perception, or regulatory stance towards utility tokens. Such shifts could undermine the economic foundation of NexQloud, affecting its ability to fund operations and scale effectively.

Operational Risk Due to Decentralization: The decentralized nature of NexQloud's computing network offers advantages in terms of resilience and cost efficiency but also introduces complex operational challenges.
Coordinating a distributed network of hardware providers, ensuring consistent service quality, and managing network security without centralized control mechanisms can pose significant risks. Operational inefficiencies, network disruptions, or failures to maintain service standards could result in customer dissatisfaction and reputational damage.

Scalability Risk: As NexQloud seeks to expand its user base and computational capacity, it may encounter challenges in scaling its infrastructure to accommodate growth without compromising performance.
Decentralized networks, while robust against certain types of failure, can face issues related to data consistency, transaction throughput, and latency as they grow. Failure to effectively manage scalability could hinder NexQloud's ability to attract and retain users, limiting its market potential and growth prospects.

Legal Risk of Token Classification: There exists a legal risk that NXQ tokens, pivotal to NexQloud's ecosystem for transactions and rewards, might be classified as securities by regulatory bodies.
Such a classification would subject NexQloud to a different regulatory framework, potentially imposing stringent compliance requirements, financial penalties, or restrictions on the sale and distribution of NXQ tokens, thereby impacting the Company's operational model and growth prospects.

Competition Risk: The decentralized cloud computing market is rapidly evolving, and there is a risk that established cloud service providers with significant resources and existing customer bases could enter the decentralized space.
Such competition could lead to market saturation, pricing pressures, and a potential loss of market share for NexQloud, requiring continuous innovation and strategic positioning to maintain a competitive edge.

Technology Obsolescence Risk: In the fast-paced technology sector, particularly within blockchain and decentralized computing, there is a continual risk of technological obsolescence.
NexQloud's current technology and infrastructure may become outdated due to rapid

advancements in technology, emerging industry standards, or shifts in customer preferences. Staying ahead requires continuous research and development investment, but failure to adapt quickly could result in the loss of competitive advantage and relevance in the market.

Execution Risk: The risk that NexQloud fails to effectively implement its business strategy or to efficiently manage its operations, leading to the inability to meet key business objectives.
Ineffective execution could result from operational failures, poor management decisions, or the inability to adapt to market changes, which could detrimentally affect the Company's financial performance and market standing.

Environmental Regulation Risk: NexQloud operates in a sector increasingly scrutinized for its environmental impact.
Future regulations aimed at reducing energy consumption and carbon emissions could introduce significant operational and compliance costs. Stricter environmental regulations could necessitate substantial adjustments to NexQloud's operational practices, potentially increasing costs and impacting profitability.

Token Regulation and Compliance Risk: The regulatory environment for blockchain technologies and cryptocurrencies is rapidly evolving and could subject NexQloud to new compliance obligations and regulatory scrutiny.
Changes in laws or regulations affecting the issuance, trading, or use of NXQ tokens could impose additional compliance costs, limit the token's use cases, or restrict its market, thereby affecting the Company's operational model and growth prospects.

Partnership and Collaboration Risk: NexQloud's expansion and innovation heavily rely on strategic partnerships and collaborations.
Failure to forge or sustain these relationships could limit access to essential technologies, markets, and resources, hampering growth and reducing competitive advantage in the rapidly evolving cloud computing sector.

Product Liability Risk: NexQloud faces potential liability for platform errors, failures, or security breaches that could cause user data loss or damage.
Such incidents could lead to substantial financial liabilities, damage the Company's reputation, and erode user trust, significantly impacting its market position and growth prospects.

Hardware Contributor Attrition Risk: The sustainability of NexQloud's decentralized network depends on the continuous participation of hardware contributors.
A significant reduction in their numbers could lead to decreased network capacity and performance, undermining the platform's value proposition and its ability to meet customer demands.

Reward Distribution Risk: The attractiveness of NexQloud's platform to hardware contributors hinges on the equitable and prompt distribution of NXQ tokens as rewards.
Inefficiencies or inaccuracies in reward distribution could lead to dissatisfaction among contributors, potentially resulting in decreased participation and adversely affecting the network's capacity and reliability.

Interoperability Risk: NexQloud's platform must seamlessly integrate with a wide range of devices and platforms to maintain a robust decentralized network.
Any failure in ensuring interoperability can lead to inefficiencies, reduced network performance,

and a compromised user experience, potentially deterring adoption.

Reputation Risk: In the highly competitive cloud computing industry, NexQloud's success is significantly influenced by its public image.
Negative publicity, whether justified or not, can swiftly erode trust among users and investors, impacting the platform's growth and sustainability.

Force Majeure Risk: NexQloud's operations are susceptible to disruptions from unforeseeable events such as natural disasters, pandemics, or geopolitical conflicts.
These events can severely impact infrastructure, personnel, and the overall ability to maintain service continuity.

Exchange Rate Risk: Given the global nature of NexQloud's operations and the reliance on NXQ tokens, fluctuations in currency exchange rates can materially affect operational costs and financial performance.
This risk is particularly pertinent for transactions involving the conversion between NXQ tokens and fiat currencies.

NFT Value Risk: The value of NFT issued by NexQloud is subject to market dynamics and speculative forces.
There's no guarantee that these NFTs will appreciate or maintain their value over time, posing a risk to hardware contributors who might expect their NFT licenses to be a form of investment.

NFT Liquidity Risk: The market for NexQloud's NFT licenses may experience limited liquidity, challenging license holders to sell or trade their NFTs at expected prices, potentially leading to dissatisfaction or financial loss for contributors.

Hardware Resource Score Depreciation Risk: As technology progresses, the computational power of existing hardware within NexQloud's network may diminish relative to newer devices, potentially requiring contributors to upgrade their hardware to maintain earning potential, resulting in additional financial burden.

Platform Launch Risk: The successful launch of NexQloud hinges on aggregating a required number of devices to ensure a viable decentralized network.
Failure to achieve this critical mass could delay or prevent the platform's launch, undermining its business model and future prospects.

Earnings Fluctuation Risk: Contributors' earnings from providing computational resources to NexQloud may vary significantly due to changes in demand within the ecosystem.
This variability can affect contributors' motivation and the overall stability of the network's supply of computational power.

Hardware Obsolescence Risk: The rapid pace of technological advancement poses a risk of hardware used by contributors becoming obsolete.
As newer, more efficient devices join the network, older hardware may earn less over time, pressuring contributors to continuously invest in updated equipment to remain competitive.

Reward Distribution Inequality Risk: Evolutions within the NexQloud ecosystem might skew reward mechanisms, potentially favoring the inclusion of newer, more technologically advanced hardware, which could lead to a perception of unfairness among contributors.

Regulatory Risk for NFTs: The regulatory landscape for NFTs remains fluid, with potential changes that could affect the issuance, trade, or transferability of NFT licenses, posing compliance and operational challenges for NexQloud.

User Expectation Risk: There is a risk that users may harbor unrealistic expectations about the potential for NFT's to appreciate in value, which could lead to user dissatisfaction or disputes if market conditions do not meet those expectations.

Technology Integration Risk: Integrating NFT technology into the NexQloud platform presents technical challenges that could result in delays or constraints on functionality, affecting the platform's overall user experience and utility.

Strategic Focus Risk: Concentrating resources on promoting NFT digital keys may detract from NexQloud's core operational objectives, potentially hindering the platform's development, growth, and the realization of its full market potential.

Legal Challenges with NFTs Risk: NexQloud could face legal hurdles in different jurisdictions related to the issuance, ownership, and trading of NFT's, which could impede operations or lead to financial liabilities.

Ecosystem Participation Risk: The platform's long-term viability hinges on attaining a balanced and active participation from hardware contributors and users.
Insufficient engagement from either group could undermine the ecosystem's sustainability.

Additional Risks Related to NFTs: Investors should be aware that NFTs issued as part of our community-building incentive program carry inherent risks. The value and utility of the NFTs are subject to significant fluctuations influenced by market dynamics, regulatory changes, and the operational success of the Company's decentralized cloud computing platform. There is no guarantee that the NFTs will retain their value or be universally accepted as a form of reward or currency within or outside the NexQloud ecosystem. As such, participants of our program may face the risk of loss, including but not limited to, the diminution of the NFTs' market value, limited liquidity options for converting NFTs into fiat or other digital currencies, and potential regulatory actions that could impact the possession, use, or trade of NFTs.

A Promoter of the Company has civil judgments and tax liens.
Antoine Mcbay may be considered a "promoter" of the Company, as such term is defined by the SEC. Mr. Mcbay has had civil judgments and tax liens, including a judgment for $3,685.00 in February 2019 and a federal tax lien of $18,004.00 in February 2014.

Our Chairman of the Board had a civil judgment.
Our Chairman of the Board, Jason Thomas, had a civil judgment of approximately $80,000.00 in 2009. This judgement was being paid as agreed with a balance remaining of about $58,000.00. However, the owed party died, and further payments were unable to be made due to lack of estate planning.

Risks Related to the Securities
Our valuation and our offering price have been established internally and are difficult to assess. The Company has set the price of its Common Stock at $1.60 per share, plus a 3% Investor Processing Fee (see "Securities Being Offered" for further details on this fee). This fee is intended

to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each Investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company.

The Investor Processing Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration

of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depending on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. During a rolling closing, Investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of Securities to the Investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon or in receipt of their securities will not have the right to re-confirm or withdraw their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

NexQloud leverages a decentralized cloud computing model to offer scalable, cost-effective containerized cloud services to small and medium-sized businesses, generating revenue through subscription-based fees and pay-per-use billing for computational resources.

Business Plan of the Company

NexQloud's Business Plan Executive Summary Overview: NexQloud introduces an innovative approach to cloud computing by leveraging decentralized technology to create a secure, efficient, and scalable cloud service platform. Through the utilization of blockchain technology and smart contracts, NexQloud enables individuals and businesses to contribute their unused computational resources to the cloud, receiving compensation in NXQ tokens. This model not only democratizes cloud computing but also significantly reduces costs and environmental impact compared to traditional cloud services.

Mission: To revolutionize the cloud computing industry by providing a decentralized, secure, and cost-effective alternative to traditional cloud services, empowering both individual hardware contributors and businesses through an innovative token economy.

Vision: To become the leading provider of decentralized cloud computing services, recognized for our contribution to reducing the carbon footprint of the IT industry and making cloud computing accessible to businesses of all sizes worldwide.

Business Model: NexQloud generates revenue through a combination of subscription fees, pay-per-use charges for computational resources, and tiered service offerings. The innovative use of NXQ tokens within the ecosystem incentivizes participation and facilitates a self-sustaining economy.

Market Analysis Industry Background: The cloud computing industry is witnessing a paradigm shift towards decentralized models. This transition is driven by the need for greater security, lower costs, and reduced environmental impact. NexQloud is positioned at the forefront of this shift, addressing key industry challenges such as centralized vulnerabilities, high operational costs, and significant carbon emissions from traditional data centers.

Market Needs: Businesses demand more flexible, secure, and cost-effective cloud computing solutions. There's a growing emphasis on sustainability and reducing the environmental impact of IT operations. NexQloud meets these needs by offering a decentralized platform that is not only more resilient and cost-effective but also environmentally friendly.

Competitive Landscape: NexQloud operates in a competitive environment with traditional cloud service providers like AWS, Google Cloud, and Microsoft Azure. However, its decentralized model, token economy, and focus on sustainability distinguish it from competitors, offering unique value propositions such as reduced latency, lower costs, and eco-friendly computing.

Target Market: NexQloud targets small to medium-sized businesses (SMBs) across various sectors, with a focus on industries that require significant computational resources such as AI, big data analytics, and IoT. The flexibility and cost-effectiveness of NexQloud's platform are particularly appealing to startups and companies in data-intensive sectors looking to scale efficiently.

Growth Potential: The global shift towards decentralized services and sustainable business practices presents a significant growth opportunity for NexQloud. By capitalizing on these trends, NexQloud aims to rapidly expand its market share and establish itself as a leader in the next generation of cloud computing services.

Product/Service Offering Decentralized Cloud Services: NexQloud offers a suite of cloud computing services leveraging a decentralized network of devices. These services include virtual servers, storage solutions, and computing power for processing large-scale computations, all powered by blockchain technology for enhanced security and reliability.

NFT Licensing and Token Rewards: A unique aspect of NexQloud's offering is the use of NFT (Non-Fungible Token) licenses that hardware contributors purchase to connect their devices to the NexQloud network. In return for contributing computational resources, participants earn NXQ rewards, creating a symbiotic relationship between the platform and its contributors. Market

Differentiation: Unlike traditional cloud providers, NexQloud introduces an innovative tokenomics model that not only incentivizes the sharing of unused computational resources but also democratizes access to cloud computing services. This approach reduces operational costs for businesses and contributes to a more sustainable and environmentally friendly cloud computing model.

Marketing and Sales Strategy Target Market Engagement: NexQloud's marketing strategy is tailored to small and medium-sized businesses in sectors like AI, big data, IoT, and any industry requiring extensive computational resources. By highlighting the cost savings, scalability, and environmental benefits of NexQloud's decentralized cloud services, the Company aims to attract businesses seeking an alternative to traditional cloud offerings.

Sales Channels: Sales efforts will focus on direct outreach, digital marketing campaigns, and partnerships with industry influencers to educate potential customers on the advantages of decentralized cloud computing. NexQloud will also leverage social media, SEO, and content marketing to build brand awareness and drive user acquisition.

Customer Acquisition and Retention: By offering competitive pricing, exceptional customer support, and a community-driven approach, NexQloud plans to not only attract but also retain customers in the long term. The token rewards system and NFT licensing model provide ongoing value to hardware contributors, ensuring a stable and scalable network of computational resources.

Operational Plan

Technical Infrastructure: NexQloud's operations are supported by a robust technical infrastructure that includes Linux-based servers, VMware for virtualization, Docker containers, and Kubernetes for orchestration. The platform employs advanced AI algorithms for resource allocation and management, ensuring high availability and performance of cloud services.

Human Resources: The team comprises experts in blockchain technology, cloud computing, and software development, supported by marketing, sales, and customer support professionals. NexQloud fosters a culture of innovation, collaboration, and continuous learning to drive the Company's growth and success.

Facilities: As a cloud-based company, NexQloud operates with a remote-first policy, allowing for a global talent pool. The Company utilizes virtual offices and co-working spaces for team meetings and collaborations, reducing overhead costs and supporting a flexible work environment.

Risk Analysis and Mitigation Strategies: Understanding and addressing the risks associated with launching and scaling a decentralized cloud computing platform is crucial to NexQloud's long-term success.

Financial Plan and Projections

While detailed financial projections are not included in this section, NexQloud's financial strategy focuses on achieving operational profitability within the first three years. The Company plans to reinvest a significant portion of its revenues in technology development, marketing initiatives, and global expansion efforts. A conservative approach to expenditure, combined with an aggressive growth strategy, positions NexQloud for financial success and stability.

Legal and Compliance NexQloud is committed to operating with the highest legal and ethical standards. The Company's legal strategy includes rigorous compliance with data protection laws, intellectual property rights protection, and adherence to financial regulations affecting blockchain technologies and digital currencies.

Operational Plan and Infrastructure NexQloud's operational strategy is designed to support a scalable, secure, and efficient decentralized cloud computing service. The infrastructure leverages blockchain technology to create a distributed network of computing resources, reducing reliance on traditional data centers and minimizing environmental impact.

Key Operational Components:

• Network Infrastructure: Utilizes a peer-to-peer architecture to connect hardware contributors' devices across the globe, creating a robust and resilient network capable of handling diverse computing tasks with redundancy and fault tolerance.

• Security and Data Privacy: Implements end-to-end encryption, regular security audits, and compliance with global data protection regulations to ensure the integrity and confidentiality of data processed on the NexQloud platform.

• Hardware Contributor Integration: Simplifies the process for individuals and businesses to join the network as hardware contributors, including intuitive onboarding, automated resource allocation, and real-time monitoring of device performance.

• Resource Allocation and Management: Employs AI and machine learning algorithms to dynamically allocate computing resources based on demand, optimizing network efficiency and ensuring fair compensation for hardware contributors.

• Sustainability Initiatives: Focuses on energy-efficient computing and encourages the use of renewable energy sources among hardware contributors, aligning with global efforts to reduce carbon emissions in the tech industry.

Facilities and Location: NexQloud operates a remote-first policy, with a virtual headquarters established in a major tech hub to leverage talent, networking opportunities, and access to innovation ecosystems. Physical presence is maintained through co-working spaces and strategic partnerships for R&D activities.

Technology Development and Innovation Continual innovation is at the heart of NexQloud's strategy. The development team is committed to refining the platform's blockchain infrastructure, enhancing the efficiency of the decentralized network, and exploring new applications for decentralized computing in various industries.

Key Development Areas:

• Blockchain and Smart Contracts: Ongoing improvements to blockchain protocols and smart contract functionality to increase transaction speeds, reduce costs, and expand the range of possible computing services.

• AI and Machine Learning: Development of proprietary AI algorithms to predict network demand, optimize resource allocation, and enhance the security of the decentralized network.

• Edge Computing Integration: Expanding the platform's capabilities to support edge computing applications, enabling real-time data processing closer to data sources and users.

• Sustainability Technology: Research into new methods for reducing the energy consumption of computing tasks and incentivizing the use of green technology among network participants.

Compliance and Regulatory Strategy Navigating the complex regulatory landscape of blockchain technology and decentralized services is crucial for NexQloud's success. The Company actively engages with regulatory bodies, participates in industry forums, and collaborates with legal experts to ensure compliance with financial, data protection, and technology regulations in all operating markets. This proactive approach to compliance not only mitigates legal risks but also positions NexQloud as a leader in responsible and ethical development within the decentralized computing sector.

Management Team and Governance NexQloud is led by a seasoned management team with deep expertise in cloud computing, blockchain technology, and startup growth. The team's leadership is characterized by a blend of technical innovation, strategic vision, and commitment to sustainable computing practices. NexQloud is committed to high standards of corporate governance, with policies and practices designed to protect the interests of all stakeholders. The governance framework emphasizes transparency, accountability, and ethical business conduct.

• Stakeholder Engagement: Regular communication with investors, hardware contributors, users, and regulatory bodies to ensure alignment with the Company's vision and compliance with industry standards.

• Sustainability and Ethics Committee: Oversees NexQloud's commitment to environmental sustainability and ethical business practices, ensuring these principles are integrated into all aspects of the Company's operations and strategic planning. Looking Forward As NexQloud progresses towards its goals of reshaping the cloud computing landscape through decentralization, the management team remains focused on innovation, growth, and the continuous improvement of the platform. With a strong foundation in place, NexQloud is poised to lead the transition to a more sustainable, efficient, and equitable computing future.

The Company's roadmap includes expanding its network of hardware contributors, enhancing platform features, and exploring new markets and applications for decentralized computing. Through strategic partnerships, continuous technological advancement, and a commitment to sustainability, NexQloud aims to achieve its vision of becoming the leading provider of decentralized cloud services worldwide.

Sale and Marketing Strategies

NexQloud intends to pursue a multi-faceted sales and marketing strategy designed to support the growth of its decentralized cloud platform, increase adoption among enterprise users, and expand participation in the NXQ token ecosystem.

Strategic Partnerships and Exchange Integrations: The Company has integrated the NXQ token with the BitMart exchange and plans to explore additional exchange listings in the near future. These integrations are expected to improve token liquidity and accessibility for contributors, users, and investors, supporting broader engagement across key markets.

Enterprise Outreach and Sales Development: NexQloud plans to target small to medium-sized businesses (SMBs), data centers, and enterprises operating in data-intensive sectors such as artificial intelligence and big data. The Company intends to position its offerings as cost-effective, scalable alternatives to traditional cloud solutions, with messaging that highlights potential reductions in cloud infrastructure costs and compatibility with existing cloud environments.

As part of its enterprise acquisition strategy, NexQloud also plans to pursue partnerships with, or acquisitions of, Managed IT Services companies that maintain existing cloud customer contracts. These relationships are expected to create opportunities for transferring existing clients to NexQloud's Decentralized Cloud Platform (DCP), leveraging pre-established service agreements to facilitate seamless migration and accelerate adoption.

Digital Marketing and Educational Content: To build awareness and drive platform engagement, NexQloud intends to implement a digital-first marketing strategy. This may include SEO optimization, targeted email campaigns, and educational webinars. The Company also plans to develop whitepapers and case studies to help prospective users and contributors understand the benefits of decentralized infrastructure and NexQloud's product offerings.

Community Growth and Contributor Incentives: NexQloud expects to continue developing its community through initiatives such as the NFT Digital Key referral program, which is designed to reward existing contributors for onboarding new devices. These programs are intended to increase available compute supply on the network while fostering organic growth.

Event Participation and Brand Development: To raise visibility within both the enterprise and blockchain communities, NexQloud may participate in selected industry conferences, technology expos, and speaking engagements. These events are expected to support brand awareness, facilitate networking opportunities, and attract potential customers, partners, and investors.

NFT Incentive Program

The Company operates an innovative community-building incentive program designed to accelerate the growth of our decentralized cloud computing network. This program is specifically tailored to enrich our ecosystem by rewarding both new and existing participants who contribute their idle computational resources to the NexQloud platform.

Program Overview

Under this program, NexQloud agrees to issue Non-Fungible Tokens as digital keys ("NFT Digital Keys") to participants contributing computational resources. A unique feature of this program is the allocation of these NFT Digital Keys to existing device contributors who facilitate the expansion of our network by inviting new participants. For each new participant who joins the NexQloud network and contributes their device's idle CPU resources, both the referring participant and the new participant will each receive one (1) NFT Digital Key.

Limitations and Conditions

- <u>Total NFT Issuance</u>: The Company will only mint a total of one million (1,000,000) NFT Digital Keys, with this finite supply underscoring their exclusive nature within the NexQloud ecosystem.

- <u>Eligibility</u>: To qualify for NFT Digital Keys under this program, new participants must be invited by an existing device contributor, must participate in this Offering, and must successfully contribute their computational resources to the NexQloud network.

- <u>Distribution</u>: NFT Digital Keys will be distributed directly to the eligible participants' digital wallets upon the successful verification of the new participant's device contribution.

- <u>Usage and Benefits</u>: These NFT Digital Keys serve as digital keys within the NexQloud platform, granting holders certain privileges, including but not limited to, increased device contribution and potential future rewards within the NexQloud ecosystem.

Recent Developments

NexQloud has achieved several significant milestones that underscore its technical progress, market readiness, and growing global footprint:

Deployment of Over 1,800 NanoServers: The Company has successfully deployed more than 1,800 energy-efficient NanoServers across ten countries. These specialized edge devices form the backbone of NexQloud's decentralized cloud network, providing scalable and cost-effective computing power to enterprise customers.

Patent-Pending Distributed Kubernetes Service (DKS): NexQloud has filed a Provisional patent for its proprietary Distributed Kubernetes Service (DKS), which enables high-performance, decentralized container orchestration. DKS is designed to reduce infrastructure costs by up to 30% while maintaining enterprise-grade reliability and security.

Migration from AWS EKS to NexQloud DKS: Demonstrating product maturity and internal confidence, NexQloud has migrated a portion of its core infrastructure from Amazon's Elastic Kubernetes Service (EKS) to its own DKS platform. This move validates the scalability, security, and performance of NexQloud's proprietary technology.

Integration with BitMart Exchange: The NXQ token is now fully integrated with BitMart, improving token accessibility, liquidity, and market presence. Additional exchange listings are planned to further enhance investor and contributor access to NXQ.

Automated Crypto-Fiat Gateway for Enterprise Billing: NexQloud has developed an automated Web3 crypto-fiat payment system for enterprise customers. Businesses can pay via traditional methods such as credit card or bank transfer, while NanoServer contributors receive daily rewards in crypto—seamlessly converted and distributed through the NexQloud backend. This innovation simplifies onboarding for enterprise clients while preserving the decentralized economics of the platform.

Successful Completion of CertiK Layer 1 Blockchain Audit: NexQloud completed a comprehensive security audit of its Layer 1 blockchain through CertiK. The audit validated the integrity and robustness of its Delegated Proof of Stake (DPoS) consensus mechanism and the NFT Digital Key infrastructure that underpins contributor participation and network governance.

Operational Plan Adjustments

NexQloud has made significant operational advancements to strengthen the scalability, efficiency, and independence of its decentralized infrastructure. The most impactful change is the complete migration from Amazon's Elastic Kubernetes Service (EKS) to NexQloud's proprietary Distributed Kubernetes Service (DKS).

Transition to NexQloud DKS: NexQloud now operates its core infrastructure entirely on its internally developed DKS platform. This transition eliminates reliance on third-party cloud providers for orchestration and enables full control over system performance, cost management, and uptime. The DKS platform is designed to manage large-scale containerized workloads across a decentralized network of edge devices, ensuring consistent enterprise-grade performance.

Reduced Operating Costs: By eliminating EKS usage fees and associated cloud overhead, NexQloud has lowered its infrastructure costs, enhancing unit economics and long-term profitability.

Scalability and Flexibility: DKS supports intelligent autoscaling, multi-cloud integration, and workload routing across a global pool of distributed nodes, providing superior elasticity and geographic reach.

Security and Autonomy: Managing infrastructure in-house increases security oversight and reduces external dependency risks, critical for enterprise clients with stringent compliance requirements.

Performance Optimization: NexQloud can now fine-tune its orchestration layer to maximize the performance of its NanoServer fleet, achieving lower latency and higher availability for enterprise workloads.

This operational realignment reflects NexQloud's core mission to offer a fully decentralized, cost-effective cloud platform and positions the company for accelerated growth and service expansion in the coming months.

Business Plan of the Co-Issuer

NexQloud CF SPV LLC (the "Co-Issuer") was formed by or on behalf of the Company on October 22, 2025 in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the Investment Company Act of 1940 (the "IC Act") provided in IC Act Rule 3a-9.

The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's Securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Securities and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

Product and Service Offering

Product / Service	Description	Current Market
Elastic Cloud Computing Platform	NexQloud provides a blockchain-enabled platform that allows users to offer decentralized computing resources.	Targets enterprise and public-sector clients in need of affordable, scalable cloud services and individuals or entities willing to contribute computational resources

NexQloud is in the process of developing its decentralized cloud platform and plans to introduce a suite of enterprise-focused services that are currently in development. These offerings are intended to address growing demand for flexible, cost-effective, and interoperable infrastructure in modern cloud environments. The following five products are planned for phased release over the coming months:

DKS – Distributed Kubernetes Service: DKS is NexQloud's flagship container orchestration solution and is already operational within the Company's infrastructure. DKS is designed to offer AI-driven autoscaling, support for hybrid cloud environments, and significant cost efficiencies compared to centralized Kubernetes services such as AWS EKS.

DC2 – Decentralized Virtual Machines: DC2 is being designed as a virtual machine offering intended to provide on-demand and reserved compute instances optimized for workloads in AI, big data, and general enterprise use. NexQloud plans for DC2 to offer potential cost savings of up to 50% compared to traditional cloud services, with enterprise-grade security and elastic resource allocation.

DCX – Distributed Cloud Exchange: NexQloud is developing DCX as a decentralized marketplace where enterprises and data centers may be able to monetize unused on-premise computing resources. The Company plans for DCX participants to receive monthly fiat payouts (e.g., USD, EUR, GBP), minimizing exposure to crypto market volatility. If successfully launched, DCX is expected to create new opportunities for organizations to derive value from underutilized infrastructure.

DCA – Distributed Cloud Aggregator: NexQloud is also developing DCA to enable hybrid cloud workload distribution. This service is intended to integrate with existing AWS, GCP, and Azure environments. DCA is expected to support automated workload routing based on cost and performance, helping enterprises reduce expenses and avoid vendor lock-in.

DAI – Decentralized AI Computer: DAI is currently in development as a decentralized GPU compute offering intended for AI training and inference. NexQloud plans for DAI to support popular machine learning frameworks including TensorFlow, PyTorch, and various LLMs. If implemented as planned, DAI could offer cost advantages of up to 70% for AI workloads.

Each of these planned offerings is aligned with NexQloud's strategic vision to provide decentralized cloud infrastructure that meets the evolving demands of enterprise users. While these products are under active development, their rollout remains subject to technical feasibility, market conditions, and regulatory compliance.

Market Positioning and Competitive Analysis

NexQloud is strategically positioned at the intersection of blockchain technology, decentralized infrastructure, and enterprise cloud computing. The platform addresses critical pain points that centralized providers have yet to resolve—namely, escalating costs, vendor lock-in, limited monetization for excess compute, and growing environmental concerns.

Competitive Differentiation: NexQloud competes with established cloud providers such as Amazon Web Services (AWS), Google Cloud Platform (GCP), and Microsoft Azure, which together dominate over 70% of the global cloud market. While these providers offer mature ecosystems, they are often associated with high costs, complex pricing models, and centralized architectures that limit flexibility and sustainability.

Additionally, NexQloud differentiates itself from emerging decentralized platforms like Akash Network, Filecoin, and Storj. While these projects focus on specific services such as decentralized compute or storage, NexQloud delivers a comprehensive enterprise-grade platform that integrates container orchestration (DKS), virtual machines (DC2), AI compute (DAI), hybrid workload optimization (DCA), and decentralized monetization (DCX).

Key Differentiators:

Cost Efficiency: NexQloud reduces cloud spend by up to 70% across compute, storage, and AI services through decentralized architecture and intelligent workload routing.

Hybrid Cloud Compatibility: Seamless integration with AWS, GCP, and Azure enables enterprises to avoid lock-in and optimize cloud costs.

Fiat Monetization: Unlike token-only models, NexQloud enables fiat payouts for contributors, removing entry barriers for traditional enterprises.

Environmental Sustainability: With NanoServers consuming up to 88% less energy than traditional servers, NexQloud promotes a more sustainable alternative to conventional data centers.

Token Economy and NFT Access: NXQ tokens and NFT Digital Keys create a permissioned but decentralized network, aligning contributor incentives with platform performance.

Market Opportunity

As enterprises increasingly seek alternatives to mitigate cost, risk, and environmental impact, decentralized cloud platforms are gaining attention. According to Gartner, decentralized and hybrid cloud models are expected to represent over 20% of enterprise cloud deployments by 2026. NexQloud's timing, infrastructure readiness, and end-to-end product suite position it to capitalize on this transition and lead the next wave of innovation in cloud computing.

 Supply Chain and Customer Base

NexQloud's innovative platform primarily relies on decentralized computational resources provided by individual hardware contributors, rather than traditional data centers or centralized cloud infrastructures. This model leverages the untapped computational power of personal computers, servers, and even mobile devices owned by participants worldwide. Consequently, NexQloud's "raw materials" are the processing power, storage, and bandwidth capacities of these distributed devices. The availability of these resources is contingent upon the continuous growth and engagement of NexQloud's network of hardware contributors. As such, NexQloud does not depend on conventional suppliers for raw materials but rather on the recruitment and retention of participants willing to share their unused computational resources. To support its blockchain and smart contract functionalities, NexQloud utilizes open-source blockchain technologies and collaborates with leading blockchain infrastructure providers. While specific names of these technology partners have not been disclosed, they generally include developers and companies specializing in blockchain technology, smart contract development, and cryptographic security, ensuring that NexQloud's platform remains secure, reliable, and scalable.

Hardware Contributors: The Backbone of NexQloud. At the core of NexQloud's customer base are individual hardware contributors, who are essentially the providers of computational resources. These participants range from tech enthusiasts with powerful gaming PCs to professionals with underutilized workstations, and even data centers looking to monetize excess capacity. By installing NexQloud's software, these contributors turn their devices into nodes on NexQloud's decentralized cloud network, earning NXQ rewards as compensation for their contributions. This group is crucial for the platform's operation, as their hardware powers the computational tasks executed by NexQloud.

Business and Enterprise Users: The Demand Side. NexQloud targets small and medium-sized businesses (SMBs) and startups requiring scalable, cost-effective cloud computing solutions. This demographic often faces financial and operational constraints that make traditional cloud services less viable. NexQloud offers them a decentralized alternative that promises lower costs, enhanced security, and the flexibility to scale resources as needed. The platform's ability to provide containerized applications and support for blockchain technologies makes it particularly appealing to companies in data-intensive sectors like AI, big data analytics, and IoT, who are continuously seeking ways to innovate while keeping overheads manageable.

Strategic Partners: Expanding the Ecosystem. NexQloud also aims to attract strategic partners who can broaden the platform's capabilities and reach. These include software developers, tech startups, and educational institutions interested in leveraging NexQloud's decentralized infrastructure for their projects or services. Through collaborations, NexQloud not only enhances its service offerings but also creates a richer ecosystem that benefits all participants. These partnerships are instrumental in driving adoption and demonstrating the practical applications of NexQloud's technology in various industries, from fintech and healthcare to entertainment and e-commerce.

Intellectual Property

The Company is not dependent on any intellectual property.

Tokenomics and Economic Incentives

NexQloud has designed the NXQ token economy to support long-term ecosystem growth, fair contributor compensation, and value alignment between platform participants and token holders. The Company's tokenomics framework is intended to provide economic sustainability and encourage active participation in the decentralized network.

Fixed Token Supply and Halving Mechanism: The total supply of NXQ tokens is capped at 21 million, with no additional tokens to be minted. NexQloud has implemented a planned halving schedule inspired by Bitcoin's model, whereby the emission rate of NXQ is reduced by 50% at four-year intervals. This controlled emission strategy is designed to introduce scarcity over time, which may contribute to long-term token value stability as platform demand increases.

Locked Token Reserve: Of the total supply, 10.5 million NXQ tokens have been reserved and locked. These tokens are intended to be released gradually based on certain adoption and market maturity milestones. This approach is designed to prevent oversupply, mitigate inflationary risk, and align token release with platform growth.

Utility and Payment Mechanisms: NXQ serves multiple functions within the NexQloud ecosystem.

Planned utility includes:
- Payments for decentralized cloud services such as compute, storage, and AI workloads;
- Compensation for hardware contributors based on their QloudScore performance metrics;
- Governance participation, where token holders may vote on future upgrades or platform decisions.

Automated Token Demand via Cloud Revenues: NexQloud intends to implement a system in which revenue generated from enterprise cloud services is used to purchase NXQ tokens on public exchanges. These tokens are then redistributed to NanoServer contributors as compensation. This creates an automated demand cycle tied directly to platform usage and revenue growth, reinforcing token utility and liquidity.

Fiat Gateway for Enterprise Adoption: To further support token circulation without imposing friction on enterprise customers, NexQloud has developed an automated crypto-fiat gateway. This system allows customers to pay in traditional currencies (e.g., credit card, ACH, or wire), while the backend performs automatic conversion to NXQ for contributor payouts. This mechanism helps maintain token demand while ensuring accessibility for non-crypto-native users.

NexQloud's tokenomics strategy is intended to create a balanced, deflationary economic model that incentivizes contributor participation, supports long-term platform value, and facilitates a sustainable Web3 ecosystem.

Governmental/Regulatory Approval and Compliance

NexQloud operates within the rapidly evolving regulatory landscape of blockchain technology and decentralized computing, areas that are subject to increasing scrutiny by governmental bodies worldwide. The nature of NexQloud's business, particularly its use of blockchain for transactions and NFT licenses for hardware contributors, places it at the intersection of financial regulations, cybersecurity laws, and data protection statutes. As governments continue to develop and implement regulations aimed at protecting consumers, ensuring data privacy, and preventing financial crimes, NexQloud must navigate these requirements carefully. The Company's ability to adapt to these regulatory changes is crucial for its operational legality, market access, and overall trustworthiness in the eyes of users and partners. Probable future regulations could impose additional compliance costs, restrict certain activities, or even open new opportunities for regulated blockchain services, significantly impacting NexQloud's business model and growth strategies.

Litigation

There are no existing legal suits pending, or to the Issuers' knowledge, threatened, against the Issuers.

Other

The Company's principal address is 228 Hamilton Avenue, 3rd Floor, Palo Alto, Silicon Valley, CA 94301.

The Company conducts business globally, providing a decentralized cloud computing platform. Our services are accessible via the internet, allowing users worldwide to leverage our blockchain-based technology for cloud computing needs. This includes individuals and organizations seeking to participate as hardware contributors or those requiring cloud services for computing tasks. Our operations are not restricted by geographical boundaries, catering to a global market with a focus on enhancing accessibility, security, and cost-effectiveness of cloud computing services.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Offering Page. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees **	8.50%	$850	8.50%	$225,250
Investor Processing Fees	3.0%	$300	3.0%	$79,500
Campaign marketing expenses or related reimbursement	10.00%	$1,000	13.00%	$344,500
Estimated Attorney Fees	30.00%	$3,000	4.00%	$106,000
Estimated Accountant/Auditor Fees	20.00%	$2,000	3.00%	$79,500
General Marketing	5.00%	$500	15.50%	$410,750
Research and Development	11.50%	$1,150	16.00%	$424,000
Equipment Purchases	5.00%	$500	5.00%	$132,500
Future Wages	5.00%	$500	15.00%	$397,500
General Working Capital *	5.00%	$500	20.00%	$530,000
Total	**100.00%**	**$10,300**	**100.00%**	**$2,729,500**

* This includes funds for daily operations, cash, accounts receivable, prepaid expenses, accounts payable.

** The Intermediary's eight and one-half percent (8.5%) cash commission is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $15,000 monthly fee for marketing and platform services payable to the Intermediary, which is not included in the amounts above.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the Use of Proceeds as set forth above. The Company may alter the Use of Proceeds under the following circumstances:

Regulatory Requirements: Changes in regulations or legal obligations may necessitate a reallocation of funds to ensure compliance with new laws or regulatory guidance affecting the Company's operations.

Strategic Shifts: If the Company undergoes a strategic pivot or encounters unforeseen opportunities that could significantly enhance its growth potential or market position, it may reallocate funds to capitalize on these opportunities.

Operational Necessities: Unanticipated challenges or changes in the operational landscape of the business (such as supply chain disruptions, changes in technology, or shifts in market demand) may require adjustments in how the funds are allocated to ensure the Company's sustainability and success.

Technological Hurdles: If technological challenges emerge that impact the initial plans or the development timeline of the Company's products or services, funds may be reallocated to address these hurdles. This includes investing in new technologies or research and development efforts to overcome unexpected technical obstacles.

Executive Discretion: The Company allows its C-level executives a degree of discretion to reallocate funds as necessary to ensure the most efficient and effective use of resources. This flexibility is crucial for responding to dynamic market conditions and operational demands, enabling the leadership team to make strategic decisions that are in the best interest of the Company and its stakeholders.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jason Thomas

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chairman of Board, Director: 1/29/24 to Present

Principal occupation and employment responsibilities from 2022 to date

Jason Thomas has been a director and shareholder of Rydeum Technologies, Inc. since June 2019, contributing his expertise to a company committed to empowering the underprivileged through technology. Rydeum Technologies excels in delivering innovative solutions across a broad spectrum of services, including mobility software for efficient workforce management, fintech applications for secure financial transactions, telehealth platforms that connect medical professionals with patients, and custom software solutions tailored to specific needs. Under his direction, the company emphasizes time and cost savings for its clients, bolstered by a team of leading developers, consultants, designers, and project managers, all dedicated to achieving clients' success metrics through innovative solutions.

Education

Oakwood University
Bachelor of Science in Finance

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Barbieri

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: 10/1/2025 - Present

Principal occupation and employment responsibilities from 2022 to date

Robert Barbieri brings battle-tested executive leadership to NexQloud as Chief Executive Officer, with a proven track record of scaling technology companies through critical growth inflections, public offerings, and strategic exits. As Senior Executive Vice President at Lawson Software, he led the company through its IPO process and global strategic planning. He later served as Executive Vice President and Chief Financial Officer at The TriZetto Group, orchestrating the financial and transaction execution of its $1.4 billion sale, and most recently served as Chief Financial Officer at Inseego Corp. (NASDAQ: INSG), a leader in 5G edge and IoT solutions. His expertise spans IPO execution, M&A transactions, public company financial governance, and operational scaling across regulated technology sectors—credentials that position him to navigate NexQloud through its upcoming Seed and Series A funding rounds.

A Certified Management Accountant, Barbieri has built a career transforming complex technology businesses into market leaders. His executive portfolio includes CFO and senior executive roles at Apogee Enterprises, and other technology organizations. Recognized by Board Prospects as a "Financial Leader to Watch," he serves as a strategic advisor and board member across multiple technology enterprises, bringing deep operational knowledge in investor relations, enterprise compliance, and capital formation. At NexQloud, his focus centers on three strategic priorities: strengthening operational foundations for scale, accelerating enterprise client acquisition, and securing growth capital efficiently as the company positions itself as the leading distributed cloud platform bridging enterprise services and decentralized infrastructure.

Education

B.S. in Business Administration and Accounting and an M.B.A. in Financial Management from Drexel University

Name

George Crosby

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CIO: 5/6/25 to Present

Principal occupation and employment responsibilities from 2022 to date

George is an experienced system architect and specializes in edge-native and hybrid architectures, orchestrating fleets of bare metal, ARM64, and GPU-accelerated nodes across geographically distributed environments. His work spans self-hosted Kubernetes platforms, development operations and machine learning operations, all optimized for cost-efficiency.

George founded Cogito Group in April 2019 and led the design and deployment of high-performance, containerized environments - delivering 30% cost reductions on cloud spend for AI, finance, and research organizations requiring sovereignty, efficiency, and full operational control.

Prior to Cogito Group, George founded in July 2015 and later successfully exited, Messina Quantitative Research, an automated political messaging enterprise that delivered analytical insights to high-profile UK clients. George built and operated ultra-secure air-gapped infrastructure coupled with hybrid cloud and dynamic scaling to support real-time political intelligence.

Education

University of Reading, First-Class Bachelor of Engineering (BEng) in Cybernetics and Electronic Engineering
2008 - 2011

Name

Raju Vegesna

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO: 1/29/24 to Present

Principal occupation and employment responsibilities from 2022 to date

Raju Vegesna has served as the CTO of OM Holdings International, Inc. since January 2021, where he has been instrumental in developing, managing, and deploying OMHI's patent-pending technology. This innovation aims to amalgamate multiple service providers onto a single platform, leveraging OMHI's physical retail outlets as operational hubs. The technology facilitates free onboarding for a diverse range of businesses, including taxi companies, grocery stores, restaurants, healthcare providers, and babysitters, enabling them to offer their products and services on demand. In exchange, OMHI secures a modest commission from each successful transaction, aspiring to position its app as the primary resource for goods and services in the Caribbean, a region largely underserved by Amazon Prime and similar on-demand services. Beyond OMHI,

Raju has co-founded and led several ventures across various domains, from SAP Consulting to Mobile Apps, showcasing his extensive enterprise-level CTO experience.

Education
Kansas State University
MS, Computer Science
2001 - 2003
Jawaharlal Nehru Technological University
Computer Science and Engineering
1997 - 2001

Management of the Co-Issuer

The Co-Issuer is managed by the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 15 employees in multiple locations, globally, including GA, TX and Hyderabad, India.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	25,000,000
Voting Rights	Yes
Anti-Dilution Rights	No

How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Common Stock being issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	$2,321,806
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Common Stock being issued pursuant to Regulation CF will be subject to dilution when these Crowd SAFE's convert into the Company's capital stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A (not able to determine since the conversion depends on the valuation given in the next priced round)
Material Terms	No Valuation Cap; Discount Rate ranges from 10% to 20% depending on amount invested

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of security of the Company

Capitalization of the Co-Issuer

The Co-Issuer has one class of Units that represent, on a one-to-one basis, the shares of Common Stock of the Company.

Debt Outstanding

The Issuers have no debt outstanding.

Prior Offerings

The Company has conducted the following prior securities offerings in the past 3 years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	2,321,806	$2,321,806	Technology and Business Development	June 12, 2024	Regulation CF

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Company

The Company is wholly owned by NexQloud, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own:

Name	Percentage Owned Prior to Offering
NexQloud, Inc.*	100%

*NexQloud Inc.'s beneficial owner of 20% percent or more is as follows:

Name	Percentage Owned Prior to Offering
Blackstone Capital Partners, LTD*	88%

*Blackstone Capital Partners, LTD's beneficial owner of 20% or more is as follows:

Name	Percentage Owned Prior to Offering
Jason Thomas	100%

If the Company raises the Minimum Amount, the Co-Issuer will own 0.025% of the Company and 6.25% if the Maximum Amount is raised.

Ownership of the Co-Issuer

The Co-Issuer will be owned 100% by the Investors if the Minimum Amount or the Maximum

Amount is raised..

What it Means to be a Minority Holder

Investors in our Securities will have limited rights in regard to the corporate actions of the Company and Co-Issuer, including additional issuances of securities, repurchases of securities, a sale of the Company or its significant assets, or transactions with related parties.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

In our first year of operations, we focused our time and resources primarily on developing our distributed cloud infrastructure technology. Following the technical milestones reached, we have been able to deploy our technology on a number of products that are currently in testing stage. We anticipate to start generating revenues not earlier than Q1 2026.

In the 12 months following receipt of the Offering proceeds, NexQloud management is committed to implementing a comprehensive strategy aimed at optimizing operational efficiency, driving user base growth, and advancing our technological edge. This strategy is designed to position NexQloud towards profitability and sustainable growth. These subsequent rounds of financing are integral to our strategic plan, enabling us to scale our operations, enhance our platform's capabilities, and enter new markets more effectively. We believe that disclosing these plans is in the spirit of transparency and provides our potential investors with a comprehensive view of our funding strategy and the ambitious trajectory we envision for NexQloud. While these plans are indicative of our growth ambitions, they are, of course, subject to market conditions, investor interest, and regulatory compliance. Our immediate focus remains on successfully closing the current Reg CF offering and utilizing those funds to achieve key operational and technological milestones, setting the foundation for our future endeavors.

Liquidity and Capital Resources

The infusion of capital from the offering will impact NexQloud's operations and liquidity in several key ways. First, it will enable the ramp-up of our technological development, focusing on enhancing our decentralized cloud infrastructure and proprietary AI algorithms for network optimization. This development is critical for maintaining our competitive edge and delivering on our value proposition of cost-effective, scalable, and sustainable cloud services. Second, the funds will be allocated towards marketing and business development efforts aimed establishing our user base and network of hardware contributors. By increasing market penetration and network density, we aim to improve the platform's overall performance and reliability, directly translating to better service for end-users and increased earnings for our hardware contributors. Additionally, the proceeds will enhance our liquidity, providing us with the financial flexibility to navigate operational challenges and seize growth opportunities without the immediate pressure of cash flow constraints. This liquidity is particularly crucial as we scale operations, allowing for strategic investments in talent acquisition, technology partnerships, and potentially, geographic expansion.

Investing the offering proceeds in these strategic areas aligns with our long-term vision for NexQloud and is essential for achieving sustainable growth. It will transition us from a startup phase to a growth phase, where we can begin to realize economies of scale and work towards profitability. Ultimately, the successful deployment of these funds is expected to not only establish our market position but also enhance our operational capabilities, ensuring we remain at the forefront of the decentralized cloud computing sector.

The Company has the following sources of capital in addition to the proceeds from the Offering: NexQloud currently anticipates supplementing the proceeds from the Offering with committed sources of capital, including personal Home Equity Lines of Credit (HELOCs) from co-founders and directors, as well as potential future capital raises. This diversified approach to securing capital demonstrates the leadership team's commitment to the Company's success and provides a multi-faceted financial strategy designed to support NexQloud's growth and development phases. By leveraging personal assets and considering additional fundraising activities, NexQloud aims to ensure adequate funding for operational scalability, technological advancement, and market expansion. This strategy underscores the confidence of the founders and directors in the company's potential and their willingness to invest in its future, while also outlining a clear path for financial sustainability and growth.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,656,250 shares of Common Stock for up to $2,729,500.00, inclusive of the Investor Processing Fee . 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the Securities to purchasers of such Common Stock. The Co-Issuer is offering up to 1,656,250 of its Units for up to $2,729,500.00. The Issuers are each respectively attempting to raise a minimum amount of $10,300.00 in this Offering (the "Minimum Amount"), inclusive of the Investor Processing Fee. The Issuers must receive commitments from investors in an amount totaling the Minimum

Amount by December 31, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Issuers will each accept investments in excess of the Minimum Amount up to $2,729,500.00 (the "Maximum Amount") for the sale of their respective securities and the additional Securities will be allocated.

Purchaser funds will be held in escrow with Enterprise Bank & Trust until the Minimum Amount of investments is reached and at least one closing occurs. Purchasers may cancel an investment commitment for any reason 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. A material change to the Offering includes, but is not limited to, changes in the Minimum Amount, Security price, or management. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that the Minimum Amount is committed and received by the Escrow Facilitator more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. The Company will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company will notify Investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Minimum Amount on the date of the expedited Offering Deadline.

The Issuers have agreed to return all funds to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

In order to purchase the Co-Issuer's Units and to obtain an indirect economic interest in the Company's Securities you must make a commitment to purchase by completing the Subscription Agreement and subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If a Purchaser makes an investment commitment under a name that is not their legal name, Investor may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Purchaser.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company has a pre-money valuation of $40,000,000.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The minimum amount that a Purchaser may invest in the Offering is $1,000.00 which equates to 625 shares. This does not include the 3% Investor Processing Fee charged to each Investor by the Company.

Investors are limited in how much they can invest on all Regulation Crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, investors can invest up to 10% of the greater of their annual income or net worth. The total amount invested across all offerings in a 12-month period cannot exceed $124,000..

The Offering is being made through DealMaker Securities LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $15,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Stock, Warrants and Other Compensation

None

Transfer Agent and Registrar

The Company will appoint a transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), the Company's authorized capital stock will consist of 100,000,000 shares of Common Stock, par value $0.0001 per share, of which 25,006,250 shares of Common Stock will be issued and outstanding; and the Co-Issuer will have 6,250 Units issued and outstanding. These figures do not account for any Bonus Shares issued in this Offering.

Voting and Control

The Company's Common Stock has voting rights. The Co-Issuer's Units do not confer any rights to manage or operate the Co-Issuer and generally do not have any voting rights with respect to actions taken by the Manager.

The Company does not have any voting agreements in place. The Company does not have any shareholder/equity holder agreements in place.

The Co-Issuer has an Operating Agreement attached to this Form C as Exhibit E. Purchasers will be required to become a party to the Operating Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Dividend Rights

Holders of Common Stock will share equally in any dividend declared by our Board of Directors, if any, subject to the rights of the holders of any outstanding preferred stock. The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Common Stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Issuers do not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- As a holder of Securities, you will have no rights regarding the corporate actions of the Issuers, including additional issuances of securities, Issuers' repurchases of securities, a sale of the Company or its significant assets, or transactions with related parties. Further, investors in this Offering will have fewer rights than those of other investors and will have limited influence on the Issuers' corporate actions.

Investment Bonuses

Determined by the time invested and/or amount invested, Investors will receive the following perks:

- Time-Based Bonus*:
  (a) For an investment within the first 30 days of the Offering, the Investor will receive a 15% additional Securities as those purchased by the Investor ("Bonus Shares").
  (b) For an investment within the first 45 days of the Offering, the Investor will receive a 10% Bonus Shares.
  (c) For an investment within the first 60 days of the Offering, the Investor will receive a 5% Bonus Shares.

- Amount-Based Bonus:

(a) For an investment of $2,500, the Investor will receive 1 NFT Digital Key.
(b) For an investment of $5,000, the Investor will receive 3 NFT Digital Keys.
(c) For an investment of $10,000 or more, the Investor will receive 8 NFT Digital Keys.

Time-Based Bonus begins on the day this Offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 60th day following the Launch Date.

Investors are eligible to receive both Time-Based Bonuses and Amount-Based Bonuses (i.e., they are cumulative with each other). To be eligible for an Amount-Based Bonus, above-referenced investments amounts must be made as a single investment.

Bonus shares and perks will be issued after the Offering has closed and will consist of the same securities with the same terms as being offered for purchase in this Offering.

Transfer Restrictions: NFT Digital Keys are programmatically restricted from being transferred for 1 calendar year from the date of issuance. These terms are designed to align investor contributions with tangible digital assets allowing them to contribute their CPU resource while ensuring commitment to the platform's growth.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or perks, and will not receive any compensation related to the Bonus Shares or perks.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Common Units by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, its operations or its security holders.

OTHER INFORMATION

Innovative Technology Platform: NexQloud is pioneering a decentralized cloud computing model, leveraging blockchain technology to create a more secure, efficient, and cost-effective cloud service. This positions NexQloud at the forefront of a significant shift in cloud computing, with the potential for substantial market disruption.

Strong Market Potential: With the increasing demand for cloud services and the growing emphasis on data security and privacy, NexQloud addresses critical market needs. The Company's focus on reducing costs and carbon footprint further aligns with current trends towards sustainability and efficiency in technology.

Experienced Leadership: NexQloud is led by a team of experienced professionals with a proven track record in technology, business development, and startup growth. This expertise is crucial for navigating the challenges of scaling an innovative tech company and securing a competitive position in the market.

Strategic Partnerships and Collaborations: The Company is actively seeking and establishing partnerships with key industry players, aiming to expand its service offerings and enhance platform capabilities. These collaborations will be instrumental in accelerating growth and expanding market reach.

Community and Ecosystem Development: By incentivizing hardware contributors with NXQ tokens and offering NFT digital keys, NexQloud is not just building a platform but a community. This ecosystem approach fosters loyalty and engagement, creating a strong foundation for growth and innovation.

Regulatory Awareness and Compliance: NexQloud is committed to navigating the complex regulatory landscape of blockchain technology and digital currencies. The Company's proactive approach to compliance and its efforts to adapt to regulatory changes are pivotal in ensuring long-term viability and success.

Potential for High Returns: While investing in startups involves risks, NexQloud's unique position in a high-growth industry offers the potential for significant returns. Investors have the opportunity to be part of a company that could redefine cloud computing, offering both financial returns and the satisfaction of contributing to an innovative solution.

Conclusion: Investing in NexQloud represents an opportunity to support a company that combines technological innovation with a sustainable and cost-effective approach to cloud computing. Potential investors are encouraged to consider the combination of NexQloud's market potential, strategic approach, and the experienced leadership team in their decision-making process. This investment opportunity is suited for those who are excited by the prospect of contributing to the future of cloud computing and participating in the growth of a forward-thinking technology company.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Updates on the Issuer's progress towards meeting the Minimum Amount will be found on invest.nexqloud.io

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jason Thomas
(Signature)

Jason Thomas
(Name)

Chairman of Board
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Thomas
(Signature)

Jason Thomas
(Name)

Chairman of Board
(Title)

December 22, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Audited Financial Statements of Issuer and Co-Issuer
Exhibit B   Offering Page
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement
Exhibit E   Co-Issuer's Operating Agreement

EXHIBIT A

Financial Statements

NEXQLOUD CF SPV, LLC. (the "Company") a Delaware Limited Liability Company

Statement of Financial Position (unaudited) and
Independent Auditor's Report

As of inception – October 22nd, 2025



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
NexQloud CF SPV, LLC.

We have audited the accompanying statement of financial position of NexQloud CF SPV, LLC. as of its inception on October 22nd, 2025. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of NexQloud CF SPV, LLC. as of its inception on October 22nd, 2025 in conformity with accounting principles generally accepted in the United States of America.

Other Matter

See NexQloud Technologies Inc. Financials and CPA Audit Report to obtain a better understanding of the financials and disclosures herein.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 29, 2025

Vincenzo Mongio

Statement of Financial Position

	As of October 22nd, 2025, (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

NexQloud CF SPV, LLC.
Notes to the Audited Financial Statements
October 22nd, 2025 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

NexQloud CF SPV, LLC. ("the Company") was formed in Delaware on October 22nd, 2025 for the sole purpose of aggregating and holding equity interests in NexQloud Technologies, Inc., a Delaware corporation (the "Portfolio Company"). The Company was established in connection with a Regulation Crowdfunding ("Reg CF") offering conducted under Section 4(a)(6) of the Securities Act of 1933, as amended, to provide investors with exposure to the Portfolio Company through a single purpose investment vehicle ("SPV") structure.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Company is organized as a manager-managed limited liability company. NexQloud Technologies Inc. acts as the manager of the Company.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 22nd, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 29, 2025, the date these financial statements were available to be issued.

Nexqloud Technologies, Inc. (the "Company") a Delaware Corporation

Audited Financial Statements and
Independent Auditor's Report

Short Year ended December 31, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Nexqloud Technologies, Inc.

We have audited the accompanying balance sheet of Nexqloud Technologies, Inc. as of December 31, 2024, and the related statements of income, stockholder's equity, and cash flows for the short year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Nexqloud Technologies, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 25, 2025

Vincenzo Mongio

Statement of Financial Position (Audited)

	As of December 31, 2024
ASSETS	
Current Assets	
Cash and Cash Equivalents	388,991
Total Current Assets	388,991
TOTAL ASSETS	388,991
LIABILITIES AND EQUITY	
Liabilities	
Long-term Liabilities	
Future Equity Obligations	763,019
Total Long-Term Liabilities	763,019
TOTAL LIABILITIES	763,019
Commitments and Contingencies (Note 4)	
EQUITY	
Common Stock	2,500
Additional Paid in Capital	47,700
Accumulated Deficit	(424,228)
Total Equity	(374,028)
TOTAL LIABILITIES AND EQUITY	388,991

Statement of Operations (Audited)

	Year Ended December 31, 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	53,966
General and Administrative	215,463
Research and Development	150,326
Rent and Lease	4,473
Total Operating Expenses	424,228
Operating Income (loss)	(424,228)
Earnings Before Income Taxes	(424,228)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(424,228)

Statement of Cash Flows (Audited)

	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(424,228)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(424,228)
FINANCING ACTIVITIES	
Proceeds from Future Equity Obligations	763,019
Proceeds from Common Stock	2,500
Proceeds from Additional Paid-in Capital	47,700
Net Cash provided by (used in) Financing Activities	813,219
Cash at the beginning of period	-
Net Cash increase (decrease) for period	388,991
Cash at end of period	388,991

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/29/2024 (Inception)	-	-	-	-	-
Issuance of Common Stock	25,000,000	2,500	47,700	-	50,200
Net Income (Loss)	-	-	-	(424,228)	(424,228)
Ending Balance 12/31/2021	25,000,000	2,500	47,700	(424,228)	(374,028)

Nexqloud Technologies, Inc.
Notes to the Audited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nexqloud Technologies, Inc. (“the Company”) was formed in Delaware on January 29th, 2024. The Company provides cloud computing to enterprise clients, through a decentralized network of NanoServers. The Company employs proprietary technology to manage the network of NanoServers, including Blockchain technology and A.I.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Digital Assets – Native Tokens

The Company utilizes a native digital token ("NXQ") as part of its decentralized cloud computing model, compensating contributors of computing resources, primarily through compact digital devices known as NanoServers. All NXQ tokens are issued and legally held by NexQloud Technologies SGD PTE. LTD., an affiliated entity incorporated in Singapore, which acts as Trustee of the NXQ tokens under a Digital Asset Trust Agreement for the exclusive benefit of NexQloud Technologies, Inc.Pursuant to an Administrative Services Agreement, NexQloud Technologies SGD PTE. LTD. also manages the operational activities related to NXQ tokens, including centralized exchange (CEX) listings, liquidity management, and custodial services, at the direction and under the full control of NexQloud Technologies, Inc.

As of December 31, 2024, the value of each NXQ token was approximately $123 per token with circulating supply of approximately 1,002,247 Tokens. The total supply of NXQ tokens remains capped at 21 million. However, due to insufficient trading volume, limited market liquidity, and the absence of reliable price discovery mechanisms, the Company has determined that the NXQ token does not have a readily determinable fair value under ASC 820. Accordingly, consistent with ASC 350, NXQ tokens are classified as indefinite-lived intangible assets and carried at cost. As the tokens were internally generated without an acquisition cost basis, the Company records a carrying value of $0 for its token holdings. No impairment losses have been recognized as of the reporting date.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, certain related parties, including family members of the Company's officers and directors, participated in the Company's issuance of SAFE (Simple Agreement for Future Equity) instruments. These SAFEs were purchased on the same terms and conditions as those offered to unrelated third-party investors through a registered crowdfunding portal. See Note 5 – Liabilities and Debt for additional details of the SAFE agreements entered into.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) – During the year ending December 31st, 2024, the Company entered into numerous SAFE agreements (Simple Agreements for Future Equity). The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated valuation cap. While there is no base discount rate, the Company has implemented a tiered incentive structure whereby investors may receive a discount ranging from 10% to 30% based on their investment amount. Investors contributing $500–$4,500 receive a 10% discount, $5,000–$49,500 receive a 20% discount, and those investing $50,000 or more receive a 30% discount along with a Most Favored Nations (MFN) clause.

**Debt Principal Maturities 5 Years
Subsequent to 2024**

Year	Amount
2025	-
2026	-
2027	-
2028	-
2029	-
Thereafter	-

*The above table excludes amounts related to outstanding SAFE agreements, which are classified as debt but presented separately.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 common shares with a par value of $0.0001 per share. 25,000,000 common shares were issued and outstanding as of 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 25, 2025, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Offering Page

0% FUNDED | 0 INVESTORS | LIMITED TIME LEFT TO INVEST **00** Days **00** Hrs **00** Mins **00** Secs

 nexqloud

Problem   Solution   Traction   Market Opportunity   Roadmap   Perks   FAQ   Discussion   **Invest Now**

Slash Cloud Costs.
Share in Revenue.

NexQloud unlocks unused compute power from idle devices, traditional cloud, and energy-efficient devices (NanoServers™). We offer businesses cloud services for up to 50% less. Then, we split the revenue with the device hosts. Join and share in the revenue as we offer a sustainable alternative to overpriced cloud services in a $1T industry.



Limited Shares Remaining   **LIVE ROUND**

| **$XXXK** | | | $x,xxx,xxx |

| **Invest now** | **$X** Share Price | **$X** Min. Investment |

SEC Fillings   Offering Circular   Investor Education

Become an Investor   How to Earn

THE OPPORTUNITY

Don't Just Use
the Cloud—Own It.



TRUE EQUITY STAKE

Own shares in the company powering a global network.

Invest now →

THE $500B OPPORTUNITY[1]

Secure your position in the future of cloud computing.

Download Investor Desk →

AS SEEN IN

      TECH+TiMES   GD GRITDAILY   FAST COMPANY   Forbes

THE PROBLEM

Today's Cloud Is Costing

Businesses Billions

While cloud platforms like AWS and Google dominate the market, their dependence on centralized data centers drives up costs and kills efficiency.



Enterprises are Overspending

Average cloud costs up 89% from 2023 to 2025 (IBM)[2].



Computing Power is Wasted

80–90% of global CPU power sits idle[3].



Energy is Overconsumed

3% of global electricity is consumed by data centers[4].

Invest now   [Learn How to Earn](#)

OUR SOLUTION

An Operating System For The Cloud

NexQloud functions as an AI-assisted global cloud operating system, intelligently orchestrating workloads across NanoServers™, idle devices, and hyperscalers like AWS, GCP, and Azure—eliminating traditional overhead to save energy and costs. Anyone can become a host and earn money by sharing their unused computing power, just like renting out a spare room on Airbnb.





Patent-Pending Trust-Tiers™

Workloads are priced and classified by datasensitivity using our patent-pending algorithm.



50/50 Revenue Sharing

Businesses save up to 50%. Contributors [earn daily](#), while we scale capex-free.



AI-Driven Orchestration

AI ensures that we deliver optimal price and security for every workload, automatically.



1.00

TRACTION

We're Already Live in 10 Countries

With thousands of NanoServers deployed and $145K of monthly recurring revenue in pipeline, NexQloud is proving enterprise demand for decentralized infrastructure. Scaling to 5,000+ devices will redefine cloud economics.

1,850+
NANOSERVERS WORLDWIDE

29
ENTERPRISE CLIENTS IN THE PIPELINE

$2.3 M
RAISED IN PRE-SEED FUNDING

54K+
VIRTUAL CPUS ONLINE



NEXQLOUD DCP MAP

Live Operations On The Distributed Cloud Platform

51.13
GBit/s
Network Inbound
36.71
GBit/s
Network Outbound
CPU
vCPU Utilization
RAM
RAM Utilization
54.84
MBit/s
Disk Reads
54.74
MBit/s
Disk Writes
1880
Devices Online
983
Total GPU's
0.26%
157/59408 vCPUs
8.83%
15.41TB/174.40TB
43.92
Avg. Bandwidth
GBit/s
59.41K
Total vCPUs

MARKET OPPORTUNITY

Get Your Piece Of The

Cloud computing accounts for over 50% of tech budgets[5]. But most businesses are overpaying for infrastructure they don't need. That's an opportunity for us: around $500B worth of non-sensitive workloads. And since 84% of enterprises prioritize cost and sustainability, it's a prime moment for us to step in.

















Invest now   Learn How to Earn

HOW YOU EARN

The Cloud That Pays You Back

Share in daily earnings by hosting a NanoServer

Step 01

Investors Receive NFT Licenses Bonuses

01

NexQloud bonuses investors with NFT Licenses to buy and host NanoServers

Step 02

Hosts Connect Idle Devices

02

Hosts plug in NanoServers, instantly turning idle capacity into income-generating infrastructure.

Step 03

Businesses Buy Essential Compute Power

03

Companies purchase cloud resources just like they would from AWS or Azure, but at a fraction of the cost, and with flexible security tiers to match their workload needs.

Step 04

NexQloud Orchestrates Everything

04





Our platform automatically matches workloads to the right devices in real time, handles routing, security, and payments.

1.00

The Cloud That Pays You Back

NexQloud is an AI-assisted global cloud OS that orchestrates workloads across NanoServers™, idle devices, and major hyperscalers, reducing overhead, energy use, and cost. Anyone can become a host and earn by sharing unused computing power, similar to renting out a spare room on Airbnb.

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EXCLUSIVE INVESTOR PERKS

Unlock High Value Benefits As An Investor

Access more equity and NanoServer hosting opportunities

LIMITED TIME LEFT TO INVEST

00 : 00 : 00 : 00
Days Hrs Mins Secs

Time-Based Bonuses

Invest by these dates to unlock bonuses

First 30 Days +15% BONUS
Invest by 01/08/2026

First 45 Days +10% BONUS
Invest by 01/23/2026

First 60 Days +5% BONUS
Invest by 02/07/2026

Amount-Based Bonuses

Bonuses based on Investment amount

$2500 1 NFT LICENSE

$5000 3 NFT LICENSE

Calculate Your Bonuses

Calculate your estimated bonus rewards

Investment amount

$ insert your amount of investment

Investment date

mm/dd/yyyy

NFT LICENSES
0
License Keys

BONUS SHARES
0
Extra Equity

BONUS VALUE
0
In shares

Calculate Your Invesment Now

Invest Early And Unlock Your Bonuses





$10000

8 NFT LICENSE

See how your returns can grow. Learn how bonus shares and NFT rewards add more value to your investment with NexQloud.

Invest now | How to Earn

Please note that while **bonus shares and NFT Licenses Keys**, won't be visible at checkout, they will be added to your account after your purchase.
DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or Perks, and will not receive any compensation related to the Bonus Shares or Perks.

Offering Terms

Security Type	Common Stock
Share Price	**$XXX,XXX.XX USD**
Minimum Investment	$XXX,XXX.XX + 3.5% investor processing fee
Round 1 Target	$XX,XXX.XX - $XX,XXX.XX USD
Pre-Money Valuation	$X,XXX,XXX USD

Invest now | Learn How to Earn

ROADMAP

Where Your Investment Takes Us

Complete SOC 2, GDPR, and ISO 27001 certifications to meet stringent security and data governance demands of global clients.

Securing Trust with Global Standards PHASE 2

Disrupt Market with Cloud Aggregator & Cloud Exchange

Attain FedRAMP Moderate & HIPAA Compliance

Scale to 5,000 Servers & 500K+ MRR

Achieve Enterprise-Ready Compliance

Achieving enterprise compliance unlocks larger clients and accelerates high-value contracts, directly boosting investor returns.

Your investment will directly fuel our product and compliance roadmap, de-risking growth and positioning NexQloud for a successful Series A.

Invest now   Learn How to Earn

HELPFUL INFORMATION FOR INVESTORS

Frequently Asked Questions

Why invest in startups?   +

How much can I invest?   +

How do I calculate my net worth?   +

What are the tax implications of an equity crowdfunding investment?   +

Who can invest in a Regulation CF Offering?   +

What do I need to know about early-stage investing? Are these investments risky?   +

When will I get my investment back?   +

Can I sell my shares?   +

Exceptions to limitations on selling shares during the one-year lockup period: +

What happens if a company does not reach their funding target?   +

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NexQloud is an AI-assisted global cloud OS that orchestrates workloads across NanoServers™, idle devices, and major hyperscalers, reducing overhead, energy use, and cost. Anyone can become a host and earn by sharing unused computing power, similar to renting out a spare room on Airbnb.

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nexqloud

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors whocannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stagesof development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guaranteethat the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stockthat may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

The company is seeking "indications of interest" pursuant to Regulation CF. This process allows companies to determine whether there may be interest in an eventual offering of its securities. the company is not under any obligation to make an offering under regulation cf. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under regulation cf. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an offering statement with the Securities and Exchange Commission (SEC) and only then accepted through the intermediary's platform. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the sec before investing. No money or other consideration is being solicited with the indications of interest, and if sent in response, will not be accepted. Indications of interest involve no obligation or commitment of any kind.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

References:

1. Calculation based on **Gartner's 2025 Public Cloud End-User Spending Forecast** ($723.4B) and **Grand View Research's 2025 Market Analysis** ($943.6B), which project the total cloud market to exceed $1 Trillion by 2026. The 50% "non-sensitive" allocation is derived from the **Thales 2024/2025 Cloud Security Study**, which identifies that roughly half of enterprise cloud data is currently classified as non-sensitive or non-encrypted, making it technically eligible for alternative infrastructure optimization.
2. https://www.ibm.com/think/insights/it-cost-optimization-framework-strategies

3. Industry research from the **Natural Resources Defense Council (NRDC)** and **UC Berkeley's BOINC project** indicates that global computing infrastructure—ranging from data center servers to personal devices—operates at an average utilization rate of less than 15%, leaving over 80% of global CPU capacity idle.

4. **International Energy Agency (IEA) - "Electricity 2025"** and **"Energy and AI"** reports.

5. **IDC Worldwide ICT Spending Guide (2024); Flexera State of the Cloud Report (2024/2025).**

EXHIBIT C

Video Transcript

VIDEO TRANSCRIPT

Amazon Web Services generates more profit than all of Amazon retail. They built this empire from one insight, unused servers could become revenue streams. Now we are applying that same model to solve a massive problem in the $900 billion cloud market because the AI revolution is here and it's hungry for computing power.

AI compute demand doubles every hundred days, but data centers can take five years to build. Meanwhile, enterprises face 30 to 40% annual cloud price increases with no alternatives. This creates a massive opportunity. 80% of cloud infrastructure sits idle, billions dormant cloud computing potential generating zero return.

We turn this massive waste into wealth with our patent pending platform that unlocks unused capacity. Like Airbnb built a $75 billion company from empty bedrooms. We're building the marketplace for unused compute without building a single Data center. And like Airbnb hosts, NexQloud partners who rent out their excess CPU share in the profits, capitalizing on a global cloud computing market projected to surpass $1 trillion by 2026.

Partners who connect nano servers earn even more with an energy efficient device delivering enterprise grade compute while using less energy than a 75 watt light bulb. Here's how companies, governments, data centers, and even individuals connect their devices through our plug and play Nan Overt agent.

This software harnesses unused processing power to create one unified global cloud platform. The results enterprises save up to 50% on their cloud bill and require up to 88% less energy and infrastructure partners generate new revenue. We are already operational with over 1,850 nodes across 10 countries comparable to a mid-sized data center.

We have a pipeline of 1.74 million in annual recurring revenue from 29 enterprise clients without spending a dollar on customer marketing over the next 12 months. We plan to add 5,000 point of sale cloud enabled devices across the world through a partnership with a global payment processor. Our leadership team has multiple successful exits worth over one and a half billion dollars.

We are not learning how to scale. We're executing proven playbooks. We're raising capital to grow from 29 to 300 enterprise customers and expand our network to 10,000 nodes globally. Early investors in infrastructure shifts have captured exponential returns. For example, AWS investors saw up to 9700% gains.

The next infrastructure transformation is happening right now. Join us in capturing what we believe will be one of the most significant infrastructure opportunities of our lifetime. Visit invest.nexqloud.io to secure your stake in Cloud computing's next chapter.

EXHIBIT D

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

NexQloud CF SPV LLC
228 Hamilton Avenue, 3rd Floor
Palo Alto, Silicon Valley, CA 94301

Ladies and Gentlemen:

The undersigned understands that NexQloud CF SPV LLC, a limited liability company organized under the laws of Delaware (the "Company"), is offering up to 1,656,250 of its Units (the "Securities"). The Company was formed as a crowdfunding special purpose vehicle by NexQloud Technologies, Inc., a Delaware corporation (the "Issuer"), to facilitate its Regulation CF offering (the "Offering"). All of the proceeds received by the Company in this Offering will be contributed to the Issuer in exchange for Common Stock of the Issuer. The Units of the Company relate to the Common Stock of the Issuer on a one-to-one basis.

This Offering is made pursuant to the Form C, dated December 22, 2025, as may be amended (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

The aggregate value of Securities sold shall not exceed $2,729,500.00, which also includes a 3% Investor Fee on each transaction (the "Oversubscription Offering"). The Company may accept subscriptions until December 31, 2026 (the "Termination Date"). Providing that subscriptions for $10,300.00 worth of Securities are received, which also includes a 3% Investor Fee on each transaction (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the

1

Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on December 31, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

v. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

vi. Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

v. Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer.

vi. Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that

the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses set forth on the signature page of this Subscription Agreement (or such other address as either party shall have specified by notice in writing to the other):

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Joinder to Operating Agreement. By executing this Subscription Agreement and the Company's acceptance hereof, the undersigned hereby agrees to become a party to, and shall accept and be subject to, and comply with the terms, conditions and provisions of, the Company's Limited Liability Company Agreement, dated as of October 23, 2025, as amended from time to time (the "Operating Agreement"), as a "Member" and a holder of Units of the Company thereunder as of the date hereof and shall be entitled to the rights and benefits and subject to the duties and obligations of a Member and a holder of such Units thereunder as of the date hereof in the same manner as if the undersigned was an original signatory to the Operating Agreement. The undersigned agrees upon request to execute any further documents or instruments necessary or reasonably desirable in the view of the Company to carry out the purposes or intent of the Operating Agreement. The undersigned represents that the undersigned has had the opportunity to review the Operating Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____
Name:

PURCHASER (if an entity):
_____
Legal Name of Entity
By_____
Name:
Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

NexQloud CF SPV LLC
By_____
Name:
Title:

EXHIBIT E

Co-Issuer's Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

NEXQLOUD CF SPV LLC

and

THE MEMBERS NAMED HEREIN

dated as of

October 23, 2025

LIMITED LIABILITY COMPANY AGREEMENT
NEXQLOUD CF SPV LLC

This Limited Liability Company Agreement of NexQloud CF SPV LLC, a Delaware limited liability company (the "**Company**"), is entered into as of October 23, 2025, by and among the Company, NexQloud Technologies, Inc., a Delaware corporation, as the Manager of the Company and as the Initial Member, executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement pursuant to a Closing or by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of Delaware (the "**Secretary of State**") on October 22, 2025 (the "**Certificate of Formation**");

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**");

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "**Securities**") issued by NexQloud Technologies, Inc. (the "**Issuer**"), which will also serve as the Manager of the Company; the Securities will be Common Shares of the Issuer and the Company may purchase up to 2,650,000 Common Shares and will issue the same number of Units in the Company to Members as the number of Common Shares of the Issuer that it purchases from the Issuer;

WHEREAS, the Company will issue Units that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Issuer to the Company pursuant to Regulation Crowdfunding; thus, the purchase price for each Unit issued by the Company will buy one Unit of the Company's membership interests and the Company will use the purchase price paid to it to buy one Common Share of the Issuer, which shall result in a one-to-one relationship between the Units issued by the Company and the Common Shares of Issuer purchased by the Company; and

WHEREAS, the Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.01   Definitions. Capitalized terms shall have the meaning ascribed thereto in Exhibit A hereto.

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and gender-neutral forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01   Formation.

(a)   The Company was formed on October 22, 2025, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b)   This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02   Name. The name of the Company is "NexQloud CF SPV LLC" or such other name or names as may be designated by the Manager; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Manager shall give prompt notice to each of the Members of any change to the name of the Company.

Section 2.03   Principal Office. The principal office of the Company is located at such place as may from time to time be determined by the Manager. Upon request, the Manager shall give prompt notice of the then current location of the office to each of the Members.

Section 2.04 Registered Office; Registered Agent.

(a) The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b) The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 2.05 Purpose; Powers.

(a) The Company was organized and will be operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Issuer and raising capital in one or more offerings made in compliance with CFR §§ 227.100 through 227.504 ("**Regulation Crowdfunding**"). Thus, the Company will serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Issuer and to engage in any and all activities necessary or incidental thereto. If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06 Risk of Operations. In forming and continuing this Company, the Members recognize and acknowledge the speculative nature of the activities to be undertaken by the Company, and the Company, along with its Members and Manager, make no warranties or representations as to the possibility or probability of gain or against loss from the conduct of the Company business.

Section 2.07 Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS, LOANS, EXPENSES

Section 3.01 Initial Capital Contributions. At the Initial Closing, or if applicable, at a Subsequent Closing, each of the Members shall make the Capital Contribution as provided in their Subscription Agreement and shall be deemed to own Membership Interests in the amounts set forth opposite such Member's name and address on Exhibit B attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members' Schedule upon the issuance or

Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 3.02   Additional Capital Contributions Provisions.

(a)   <u>Additional Capital Call Provisions</u>. No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Manager. To the extent that a Member makes an additional Capital Contribution to the Company, the Manager shall revise the Members Schedule to reflect an increase in the Membership Interest of the contributing Member that fairly and equitably reflects the value of its additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members, but in all events, any such additional Capital Contribution shall be made in a way so as to insure that the Company is in compliance with the Crowdfunding Vehicle Rules.

(b)   <u>Failure to Contribute Required Capital</u>. If, after agreeing to make a Capital Contribution with the Company as provided in Section 3.01, a Member fails to timely provide the Capital Contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Units allocated to the Member for the Capital Contribution, or exercising any other right or remedy available at law or equity.

Section 3.03   Purchase of Issuer Securities. Immediately following or as a transaction consummated at a Closing, the Company shall use all amounts received as Capital Contributions from Members to purchase Securities of the Issuer pursuant to the Offering.

Section 3.04   Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.04. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any additional Capital Contributions;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.05   Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XI in respect of such Membership Interests.

Section 3.06   Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.07   No Withdrawals from Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member shall receive any interest, salary, management or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.08   Loans. The Company will not borrow money and no loan shall be accepted by the Company from any source, including Members and Managers.

Section 3.09   Issuer Obligation for Expenses and Fees.

(a)   Expenses. The Issuer hereby agrees that it will pay or fund directly or reimburse the Company for any and all expenses, debts, liabilities or obligations incurred by the Company associated with the formation, operation, or winding up of the Company, including without limitation, amounts owed or incurred by the Company pursuant to , Section 7.08 (Compensation and Reimbursement of Manager), ARTICLE IX (Indemnification Obligations), Section 10.04(f) (Indemnification of Tax Matters Representative), Section 10.04 (Costs of Tax Returns) and Section 12.01 (Costs and Expenses). It is the intent of all parties to this Agreement that Issuer shall be obligated to pay any and all demands, causes of action, expenses, costs, damages, allegations, suits, liabilities and any and all other losses of every kind and character, including, without limitation, attorneys' fees and costs (collectively, "claims"), whether expected or unexpected, that are incurred by the Company as if such items were incurred directly by the Issuer.

(b)   Fees. Issuer agrees that it will receive no compensation from the Company for any services rendered or payments made hereunder, and further, the Issuer agrees that any compensation or expense reimbursement paid to any Person operating the Company will be paid solely by the Issuer.

Section 3.10   Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications without the consent any Member.


ARTICLE IV
MEMBERS


Section 4.01   Admission of New Members.

(a)   The Members agree that the Manager shall have the right to admit Members (i) upon the Initial Closing and in one or more Subsequent Closings held in accordance with the Offering, and (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VIII, and in either case, following compliance with the provisions of Section 4.01(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.04.

(c)   A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Manager may establish any terms and conditions of the addition of a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional Units and admit new Members. This Agreement may be executed by a new Member by means of a Joinder Agreement, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of Units of the Company.

(d)   Upon the admission of one or more Members on the date of the Initial Closing, the Initial Member shall (a) receive a return of any amounts contributed by the

Initial Member, (b) withdraw from the Company, and (c) cease to be and have no further right, interest, liability, or obligation of any kind whatsoever, as a Member in the Company.

Section 4.02   Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units. There shall be only one type, class, or series of Units. Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement.

Section 4.03   Authorization and Issuance of Units. The Company will only issue one class of securities and is hereby authorized to issue up to 2,650,000 Units. The purchase price paid by a Member for each Unit in the Company shall be used for the purchase by the Company of one (1) Common Share of the Issuer in the Offering. The Company and the Issuer will be deemed to be co-issuers under the Securities Act (15 U.S.C. 77a *et seq.*). In all events, the Company shall not raise more funds than permitted by Regulation Crowdfunding, which is currently $2,650,000.00 over a rolling 12-month period.

Section 4.04   No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.05   No Withdrawal. So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in §18-304 of the Delaware Act.

Section 4.06   Death. The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and Membership Interests owned by the deceased Member shall be eligible to be Transferred to such Member's Permitted Transferees, *provided*, that within a reasonable time after such Transfer, the applicable Permitted Transferees shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section 4.07   Meetings of Members.

      (a)   Meetings of the Members may be called solely by the Manager in its sole discretion, or as otherwise required by Applicable Law. No Manager is required to call regular, periodic, or other meetings of the Members, except as required by Applicable Law.

      (b)   Written notice stating the place, date and time of the meeting and describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member. The Members may hold meetings at the Company's principal office or at such other place as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Members; *provided*, that the appropriate Members shall have been notified of the meeting in accordance with Section 4.07(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.08   Quorum. A quorum of any meeting of the Members shall require the presence of the Members holding a majority of the outstanding Membership Interests. Subject to Section 4.09, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.09, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the outstanding Membership Interests.

Section 4.09   Action without a Meeting. Notwithstanding the provisions of Section 4.08, any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the outstanding Membership Interests. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section 4.10   Authority of Members.

(a)   Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall participate in the operation, management, or control (within the meaning of the Delaware Act) of the Company or have the power to act for or on behalf of, or to bind, the Company. Except as expressly required by applicable Law , no Member (in his, her, or its capacity as a Member) has any right or power to: (i) take any action on behalf of , or to direct or influence in any way the activities of, the Company generally, any Manager, or any Officer; (ii) call, initiate, or otherwise cause to be formed any meeting of Members, except as expressly provided in this Agreement; (iii) vote or otherwise take any action to remove, replace, or appoint any Manager; or (iv) vote on any other matter related to the Company generally, or this Agreement, except as expressly provided in this Agreement.

(b)   Notwithstanding the foregoing or any other provision contained herein to the contrary, each Member shall have the right, power and authority to (i) instruct the Manager as to any vote of the Securities of the Issuer held by the Company, on a one vote per Unit basis, in the event such Securities are entitled to vote with respect to such issue, (ii) such Member instruct the Manager as to such Member electing to participate in tender or exchange offers or similar transactions conducted by the Issuer and the Manager shall cause the Member to participate in such transaction only in accordance with such instructions; and (iii) direct the Company to assert any rights under Applicable Law that the Member would have if that Member had invested directly in the Issuer pursuant to the Offering.

Section 4.11   No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.12   Certification of Membership Interests.

(a)   The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)   If the Manager shall issue certificates representing Membership Interests in accordance with Section 4.12(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO

(A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 4.13 Other Activities; Business Opportunities. Nothing contained in this Agreement shall prevent any Member or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.


ARTICLE V
ALLOCATIONS


Section 5.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Sharing Ratios.

Section 5.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions shall be allocated to the Members in accordance with their Sharing Ratios.

(d)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 5.02(d) is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)   The allocations set forth in paragraphs (a), (b), (c) and (d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 5.03   Tax Allocations.

(a)   Subject to Section 5.03(b), Section 5.03(c) and Section 5.03(d), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 5.03 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

Section 5.04   Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year that is effective and not challenged by the Company as being void under the provisions of ARTICLE VIII, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined by the Manager using permissible methods under applicable tax law, including Treasury Regulation §1.706-4, and the Members specifically approve the use of the proration method or any other permissible method if selected by the Manager.


ARTICLE VI
DISTRIBUTIONS


Section 6.01   General.

(a)   In the event that any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall cause the Company to make such distributions promptly to the holders of the Units on a one-to-one basis as if the holders of the Units held the Securities directly. The Manager of the Company may instruct the Issuer to make such distribution directly to the holders of the Units. Distributions determined to be made by the Manager pursuant to this Section 6.01(a) shall be paid to the Members in accordance with their respective Sharing Ratios.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 18-607 of the Delaware Act or other Applicable Law.

(c)   The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

Section 6.02   Tax Withholding. Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Manager to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have. The Manager is authorized to take any action that it determines, in its sole discretion, may be required to cause the Company to comply with any withholding requirements established under the Code or any other federal, state, or local law, including pursuant to Sections 1441, 1442, 1445, 1446, and 1471 through 1474 of the Code. To the extent that the Company is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Member (including by reason of Section 1446 of the Code), the Manager may treat the amount withheld as a distribution of cash pursuant to Section 6.01, in the amount of such withholding from such Member. Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an over withholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 6.03   Distributions in Kind.

(a)   The Manager is hereby authorized, as it may reasonably determine, to make distributions to the Members in the form of securities or other property held by the Company, which distribution will require the written consent of the Issuer, which may be withheld for any reason. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 6.01.

(b)   Any distribution of securities shall be subject to such conditions and restrictions as the Manager determine are required or advisable to ensure compliance with Applicable Law relating to the Company and/or the Issuer. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.


ARTICLE VII
MANAGEMENT


Section 7.01   Management of the Company.

(a)   <u>General Powers</u>. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Manager. Subject to the provisions of Section 7.05, the Manager shall have, and is hereby granted, full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may deem necessary or advisable to carry out any and all of the objectives and purposes of the Company. The Manager shall at all times manage the Company in accordance with the Crowdfunding Vehicle Rules, and shall take no actions that would cause the Company to violate the Crowdfunding Vehicle Rules.

(b)   <u>Limitations on Power of the Manager</u>. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(i)   Incurring any indebtedness, pledging or granting liens on any assets, or guaranteeing, assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person.

(ii)   Using the proceeds from the sale of the Units for any purpose other than to purchase the Securities (i.e., Common Shares of the Issuer).

(iii)   Receiving any compensation, other than reimbursement of expenses as provided for in Section 3.09.

(iv)   Maintaining a different fiscal year end than the Issuer.

(v)   Making any loan or advance to, or a capital contribution or investment in, any Person.

(vi)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(vii)   Entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

(c)   Performance of Duties; Reliance. The Manager shall perform its managerial duties in good faith and in a manner it believes to be in, or not opposed to, the best interests of the Company. In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Manager believes to be within such Person's professional or expert competence unless the Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted.

Section 7.02   Number, Election, and Term of Manager. The Company shall have one (1) Manager, who shall be the Issuer.

Section 7.03   Removal; Resignation; Vacancies.

(a)   A Manager may resign at any time by delivering a written resignation to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The acceptance of a resignation by the other Manager shall not be necessary to make it effective.

(b)   The resignation or removal of a Manager who is also a Member shall not constitute a withdrawal or expulsion of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If a Manager resigns or is removed, the Issuer shall appoint a successor.

Section 7.04   Action by Manager. Any action of the Manager may be taken without a meeting by written consent of the Manager. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

Section 7.05   Authority of Members. Except as expressly required by applicable Law, no Member (in his, her, or its capacity as a Member) has any right or power to: (i) take any action on behalf of, or to direct or influence in any way the activities of, the Company generally, any Manager, or any Officer; (ii) call, initiate, or otherwise cause to be formed any meeting of Members, except as expressly provided by Applicable Law; (iii) vote or otherwise take any action to remove, replace, or appoint any Manager; or (iv) vote on any other matter related to the Company generally, or this Agreement, except as expressly required by Applicable Law. Notwithstanding the foregoing, the Manager shall follow the instructions of each Member as to any vote of the Securities of the Issuer held by the Company, in the ratio such securities bear to the Capital Account of the Member, in the event such Securities are entitled to vote with respect to such issue.

Section 7.06   Officers. The Manager may appoint individuals as officers of the Company (the "**Officers**") as they deem necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deem advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until a successor is designated by the Manager or until the Officer's earlier death, resignation or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

Section 7.07   Other Activities of Manager and Members; Business Opportunities; Competing Activities. The Manager and the Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the business of the Company or the Issuer and that might be in direct or indirect competition with the business of the Company or the Issuer. Neither the Company nor any other Manager or Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Manager nor the Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, the Issuer, the Manager or the other Members even if the opportunity is one of the character that, if presented to the Company or the Issuer, the Manager or the other Members, could be taken by the Company, the Issuer, the Manager or any of the other Members. The Manager and the Members shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company, the Issuer, the Manager or the other Members. The Members acknowledge that the Manager and the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and/or the Issuer and for the Manager's and Members' time. The Members hereby waive any and all rights and claims which they may otherwise have against the Manager and the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities. Notwithstanding the foregoing, this Section shall be subject to, and not supersede, the terms and conditions of any employment agreement, consulting agreement, independent contractor agreement or otherwise between such party and the Company and/or the Issuer.

Section 7.08   Compensation and Reimbursement of Manager; No Employment.

(a)   Any Manager may be compensated in any manner for its services on behalf of the Company. Any compensation paid or allocated to a Manager may take the form of cash, securities, or other property, and may be paid, allocated, or distributed to a Manager at any time regardless of whether Members receive any distribution or allocation at that time. The Company shall reimburse the Manager for all ordinary, necessary and direct expenses incurred by the Manager in performance of their duties as Manager. All reimbursements for expenses shall be reasonable in amount. Nothing contained in this Section 7.08 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b)   This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

Notwithstanding any provision contained herein to the contrary, all compensation, if any, due to the Manager and all expenses reimbursements due to Manager shall be directly paid by the Issuer as required by the Crowdfunding Vehicle Rule and as provided in Section 3.09 hereof.

Section 7.09   Discretion of the Manager; Limitation of Liability. In making any and all decisions relating to the conduct of the Company's business or otherwise delegated to them by any provision of this Agreement, the Managers shall be free to exercise their sole, absolute and unfettered discretion, unless such actions are in violation of this Agreement or Applicable Law, or are fraudulent, intentionally wrongful or grossly negligent. The Manager shall not, in respect of any such decision, be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs or expenses suffered by them so long as such decision was not the result of actual fraud, intentional intentionally wrongful or grossly negligent in connection with the business and affairs of the Company. In no event shall the Manager be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

ARTICLE VIII
TRANSFER

Section 8.01   Restrictions on Transfer and Encumbrance of Membership Interest.

(a)   Transfers. Except as otherwise required by law or as expressly stated otherwise in this Agreement, Units in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Holder of Units in the Company will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, each Person holding Units acknowledges and agrees that, in accordance with Section 4(a)(6) of the Securities Act, the Units of membership interests cannot be Transferred during the one-year period beginning on the date of purchase, unless Transferred: (a) to the Company, (b) to an accredited investor, (c) as part of an SEC-registered offering, or (d) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; provided, however, that any Member who Transfers Units and the Transferee shall remain bound by the provisions of this Article VIII.

(b)   Mandatory Conditions to Transfers. Notwithstanding any other provision of this Agreement (including Section 8.02), each Holder agrees that it will not Transfer all or any portion of its Units in the Company, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes, unless all Units are transferred to a single Person, with the result that the company becomes or may become a disregarded entity for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Encumbrances. Units of the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The Transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

(d)   Transfers in Violation of this Agreement. The Company reserves the right to determine that any Transfer or attempted Transfer of Units in violation of this Agreement shall be null and void, and in this event, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement. If for any reason a Transfer of Units takes place in violation or breach of this Article VIII, in addition to other remedies, the recipient of the Unit will be treated as receiving an Involuntary Transfer under Section 8.02(b).

Section 8.02   Process to Request Approval of Transfers.

(a)   Voluntary Transfers. If a Holder intends to transfer all or part of such Holder's Units (the "**Offered Units**") to any Person, such Holder (the "**Transferor**") first shall submit to the Company a written request to transfer the Offered Units (the "**Transfer Request**"). The Transfer Request shall name specifically the Person to whom the Transferor intends to transfer the Offered Units (the "**Proposed Transferee**") and the price and other terms upon which the intended transfer is to be made and shall include copies of the written offer and pertinent documentation, and any other information requested by the Manager.

(b)   Involuntary Transfer. Upon the occurrence of an Involuntary Transfer Event, the Person acquiring or claiming to acquire Units, unless admitted as a Member of the Company pursuant this Agreement, shall not be entitled to any of the rights, powers or privileges of the Transferor with respect to the Offered Units, except that such Person shall receive and be credited or debited with its share of the Company's distributions and Profits and Losses, but the Units shall remain fully subject to the terms, conditions and obligations set forth in the Agreement, including without limitation the transfer restrictions set forth in this ARTICLE VIII.

(c)   Review of Transfer Request. The Manager shall use reasonable efforts to determine whether to permit or deny the proposed Transfer in no more than fifteen (15) Business Days from the time the Manager determines, in its sole discretion, that it has received all information it requires to make that determination.

Section 8.03   Deliverables at Closing of Transfer of Units.   Upon payment of the consideration due hereunder, each Transferor transferring Units under this Article VIII shall execute and deliver such assignments and other instruments as are reasonably necessary in the opinion of the Company to evidence and carry out the transfer of the Offered Units to the purchaser(s) of the Offered Units, including a certificate dated as of the date of closing containing representations and warranties that the Transferor has transferred to the purchaser(s) of the Offered Units good and marketable title to the Offered Units free and clear of all encumbrances other than those imposed by this Agreement and that the Transferor will forever defend title to the Offered Units against any and all claims arising by, through or under Transferor.

Section 8.04   Specific Performance.   Each Member acknowledges that it shall be inadequate or impossible, or both, to measure in money the damage to the Company or the Members, if any of them or any Transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this ARTICLE VIII, that every such restriction and obligation is material, and that in the event of any such failure, the Company and the Members shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this ARTICLE VIII and to prevent any Transfer of Membership Interests in contravention of any terms of this ARTICLE VIII, and waives any defenses thereto, including the defenses of: (i) failure of consideration; or (ii) breach of any other provision of this Agreement and availability of relief in damages.

ARTICLE IX
EXCULPATION AND INDEMNIFICATION

Section 9.01   Exculpation of Covered Persons.

(a)   **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member; and (iii) each Manager, Officer, employee, agent or representative of the Company.

(b)   **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in their capacity as a Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 18-406 of the Delaware Act.

Section 9.02   Liabilities and Duties of Covered Persons.

(a)   **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 9.03   Indemnification.

(a)   **Indemnification.** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii)   such Covered Person being or acting in connection with the business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on them by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding; *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 9.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)   **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 9.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d) **Entitlement to Indemnity.** The indemnification provided by this Section 9.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 9.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 9.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 9.03 shall be provided only from funds provided by the Issuer as set forth in Section 3.09 hereof and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g) **Savings Clause.** If this Section 9.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 10.03 to the fullest extent permitted by any applicable portion of this Section 10.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) **Amendment.** The provisions of this Section 9.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 10.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 10.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 9.04 Survival. The provisions of this ARTICLE IX shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE X
ACCOUNTING; TAX MATTERS

Section 10.01 Books and Records.

(a)   The Manager shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. The Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; and (e) unless contained in this Agreement, the Certificate, or in any amendments thereto, a writing setting out the amount of cash contributed by each Member and which each Member has agreed to contribute.

(b)   Each Member shall be allowed full and complete access to review all records and books of account of the Company solely as they relate to the Membership Interest of that Member upon fifteen (15) days' prior written notice. The Manager shall retain all records and books relating to the Company for a period of at least five years after the dissolution of the Company. Each Member agrees that (i) such books and records contain confidential information relating to other Members, and (ii) the Manager shall have the right, except as prohibited by the Delaware Act or Applicable Law, to prohibit or otherwise limit in its reasonable discretion the making of any copies of such books and records.

(c)   The Manager shall cause to furnished to each Member and the Intermediary at Company's expense all disclosures and other information received from the Issuer as an owner of record of the Issuer. Specifically, the Issuer agrees that it will provide to the Company all disclosures and other information required under Regulation Crowdfunding and the Company agrees that it will promptly provide such disclosures and other information to its investors and potential investors in the Company's Units and to the relevant intermediary.

(d)   The Company shall maintain the same fiscal year as the Issuer.

Section 10.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 10.03 Tax Matters Representative.

(a)   **Appointment; Removal.** The Manager is hereby appointed as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**").

(b)   **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c)   **US Federal Tax Proceedings.** To the extent permitted by applicable law and regulations, the Tax Matters Representative shall cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**") pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative shall cause the Company to elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.02.

(e)   **Section 754 Election.** Each Member understands and agrees that the Manager may cause the Company to make an election under Section 754 of the Code or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the Company elects to be treated as an electing investment partnership, the Member shall cooperate with the Company to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Member shall provide the Company with any information necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

(f)   **Indemnification.** The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of the Tax Matters Representative's responsibilities, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

(g)   **Survival.** The provisions of this Section 11.04 and the obligations of a Member or former Member pursuant to Section 11.04 shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Membership Interests.

Section 10.04 Tax Returns. At the expense of the Company, the Manager (or any Officer that the Manager may designate pursuant to Section 7.06) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 10.05 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(b)   The entry of a decree of judicial dissolution under Section 18-802 of the Delaware Act.

Section 11.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03 and the Certificate of Formation shall have been cancelled as provided in Section 11.04.

Section 11.03 Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   **Liquidator.** The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a certified public accounting firm of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *first*, to the payment of all of the Company's debts and liabilities to its creditors and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);in determining whether the Company has unpaid debts, liabilities or expenses, the Liquidator shall consider the Issuers obligation to pay all of the Company's expenses pursuant to Section 3.09 and shall take any action necessary to require the Issuer to do so, if possible;

(ii)   *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; to the extent that the Liquidator determines that the reserves can be reduced or eliminated, such fund shall be distributed pursuant to (i) and then to (iii) of this Section 11.03(c); and

(iii)   *third*, to the Members in accordance with their Sharing Ratios.

(d)   **Discretion of Liquidator.** Notwithstanding the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), upon dissolution of the Company the Liquidator shall, to the extent reasonably feasible, distribute to the Members, in lieu of cash, the assets of the Company in kind. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value as determined by the Liquidator in good faith.

Section 11.04 Cancellation of Certificate. Upon completion of the distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 11.05 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.


ARTICLE XII
MISCELLANEOUS


Section 12.01 Costs and Expenses.

  (a) <u>Costs of this Agreement</u>. Subject to Section 3.09 with regard to the Company, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

  (b) <u>Litigation Expenses</u>. If any legal action, arbitration, or other proceeding is brought under this Agreement, in addition to any other relief to which the successful or prevailing party or parties (the "**Prevailing Party**") is entitled, the Prevailing Party is entitled to recover, and the non-Prevailing Party shall pay, all reasonable attorneys' fees, court costs, and expenses of the Prevailing Party, even if not recoverable by law as court costs (including, without limitation, all fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy, and post-judgment proceedings), incurred in that action, arbitration, or proceeding and all appellate proceedings. For purposes of this Section 12.01, the term "attorneys' fees" includes, without limitation, paralegal fees, investigative fees, expert witness fees, out of pocket costs, administrative costs, disbursements, and all other charges billed by the attorney to the Prevailing Party.

Section 12.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 12.03 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the Company at the business address as set forth on its website (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.03). If to a Member or Manager, to such Member's or Manager's respective mailing address as set forth on the Members Schedule or Manager Schedule, as applicable. Copies of all notices hereunder shall also be sent to the intended recipient by e-mail to the email address of the recipient and each recipient agrees to promptly acknowledge receipt of any email notices received by it.

Limited Liability Company Agreement   Page 27

NexQloud CF SPV LLC

Section 12.04 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 12.05 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 9.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.06 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In entering into this Agreement, the parties represent, warrant, and agree that they have not relied upon the accuracy or completeness of, whether express or implied, any statement, information, representation, warranty, or agreement of another party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

Section 12.07 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 12.08 No Third-Party Beneficiaries. Except as provided in ARTICLE IX, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.09 Amendment. Any provision of this Agreement may be amended or modified by an instrument in writing executed unilaterally by Manager, provided that the provisions of ARTICLE IX shall not be amended in any way that would: (i) adversely affect an Indemnitee without the consent of such Indemnitee, or (ii) violate the Crowdfunding Vehicle Rules.

Section 12.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 12.10 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.07(e), and Section 12.13 hereof.

Section 12.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 12.12 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 12.13 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of such party's obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 12.14 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 9.02 to the contrary.

Section 12.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 12.16 Confidentiality. Except as otherwise required by law, the parties shall not, and shall cause each of their representatives (the "**Representatives**") not to (i) disclose the Confidential Information to any person or entity other than the Representatives of party that need to know the Confidential Information for the purposes contemplated by this Agreement and agree to be bound by the provisions of this Section 12.17, or (ii) use the Confidential Information for any purpose other than the purposes this Agreement contemplates.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

NexQloud CF SPV LLC

By: _____

Name: Jason Thomas
Title: Chairman of the Board of
NexQloud CF SPV LLC
Date: 10/23/2025

As Manager of the Company, Initial Member and the Issuer:

NexQloud Technologies, Inc.

By: _____

Name: Jason Thomas
Title: Chairman of the Board NexQloud
Technologies, Inc.
Date: 10/23/2025

Index to Exhibits-

Exhibit A- Definitions

Exhibit B- Members Schedule

EXHIBIT A

DEFINITIONS

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets may, in the sole discretion of the Manager, be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.04.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Closing**" means the Initial Closing or any Subsequent Closing, as the case may be.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Shares**" means shares of the Issuer's common stock being sold pursuant to the Offering. The terms "Common Shares" and "Securities" may be used interchangeably in this Agreement, unless the context requires otherwise.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" means information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, that a Member or Manager (or a Member's or Manager's Representative) obtains knowledge of through or as a result of the Member's or Manager's activities (or the activities of a Member's or Manager's Representative) on behalf of the Company. Confidential Information may include, among other things, any data, know-how, Trade Secrets, designs, plans, drawings, specifications, reports, investors, companies, assets, customer and supplier lists, pricing information, and marketing techniques and materials, whether related to the Company's, or the Issuer's, past, present, or future business activities, research or development, or products or services, or the identities of other Members.

"**Covered Person**" has the meaning set forth in Section 9.01(a).

"**Crowdfunding Vehicle Rules**" means the rules and regulations promulgated under 17 CFR §270.3a-9, as amended.

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§18-101, *et seq*.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of their reasonable business judgment, consider relevant.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Holder**" shall mean a Person who is the owner of Units, which for purposes of determining a Holder's Capital Contributions shall include the Holder's predecessors in title. The Company Manager may require proof of such ownership in form and substance satisfactory to it prior to making distributions or providing any benefits to a Person claiming to be a Holder under this Agreement. Notwithstanding the forgoing, any Person claiming to be a Holder hereunder shall be subject to all terms, conditions, obligations, and other provisions imposed hereunder.

"**Initial Closing**" means the first Closing at which a Member (other than the Initial Member) was admitted to the Company in accordance with the Offering.

"**Initial Member**" means NexQloud Technologies, Inc. acting as an initial signatory party to this Agreement and then resigning at the Initial Closing pursuant to 4.01(d) the meaning set forth in the defined term "Member".

"**Involuntary Transfer Event**" means any purported transfer of all or any part of the Holder's Units in a manner other than a voluntary transfer expressly permitted by this Agreement, including transfers by court order or operation of law, including upon, death, disability or pursuant to a decree of divorce or similar pleading.

"**Intermediary**" means the intermediary described in the Form C pursuant to the Offering.

"**Issuer**" means NexQloud Technologies, Inc., which is the Issuer from which the Company is purchasing securities pursuant to the Offering. The Company and the Issuer are deemed co-issuers under the Securities Act.

"**Joinder Agreement**" means an instrument provided by the Company, pursuant to which a party shall agree to be bound by the provisions of this Agreement and be admitted as a Member of the Company.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Losses**" has the meaning set forth in Section 9.03(a).

"**Manager**" means (a) NexQloud Technologies, Inc. as of the date hereof and (b) each Person who is hereafter elected as a Manager in accordance with Section 7.02 but does not include any Person that subsequently ceases to be a Manager pursuant to the provisions of this Agreement. Managers need not be Members of the Company or residents of the State of Delaware. In the case of any Manager that is not a natural person, references herein to the Manager shall include and mean such Person acting by and through the duly authorized officers, directors, members, or managers (as appropriate) of such Person. If there is more than one Manager of the Company, any reference to the "Manager" in this Agreement (or any pronouns referring to the Manager) shall be understood to refer to the Managers.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of Membership Interests. The Members shall constitute "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.01.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the Units held by such Member), as applicable, to (a) such Member's distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company; (b) such Member's distributive share of the assets of the Company; (c) vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement; and (d) any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest may also mean a percentage interest in the Company based upon the proportion that such Member's total Units bears to the total Units of all Members. The terms "Unit" and "Membership Interest" may be used interchangeably in this Agreement, unless the context requires otherwise.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offering**" means the Regulation CF Securities offering of the Issuer, pursuant to the Form C.

"**Officers**" has the meaning set forth in Section 7.06.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 8.02.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Prevailing Party**" has the meaning set forth in Section 12.01(b) hereof.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 10.03(c).

"**Securities**" means the Common Shares being sold by the Issuer pursuant to the Offering. The terms "Common Shares" and "Securities" may be used interchangeably in this Agreement, unless the context requires otherwise.

"**Securities Act**" means the Securities Act of 1933.

"**Sharing Ratio**" means the percentages of ownership of Units within a class of securities determined by dividing the number of Units held by such Holder by the total number of Units in that class which are issued and outstanding.

"**Subsequent Closing**" means a Closing that occurs after the Initial Closing, at which any Member is admitted to the Company.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable Manager are owned, directly or indirectly, by the first Person.

"**Subscription Agreement**" means the Subscription Agreement entered into by the Member pursuant to a purchase of Member Interests through the Offering.

"**Tax Matters Representative**" has the meaning set forth in Section 10.03(a).

"**Taxing Authority**" has the meaning set forth in Section 6.02.

"*Trade Secrets*" shall be defined by applicable law but shall include without limitation all forms and types of financial, business, scientific, technical, economic, or engineering information, including patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, programs, or codes, whether tangible or intangible, and whether or how stored, compiled, or memorialized physically, electronically, graphically, photographically, or in writing if: (A) the owner thereof has taken reasonable measures to keep such information secret; and (B) the information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable through proper means by another person who can obtain economic value from the disclosure or use of the information.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest) in any Membership Interests owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unit**" means a unit representing a fractional part of the membership interests of the members having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to units in this Agreement. The terms "Unit" and "Membership Interest" may be used interchangeably in this Agreement, unless the context requires otherwise.


EXHIBIT B

MEMBERS SCHEDULE


Initial Member: NexQloud Technologies, Inc.